Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

(Amounts in thousands, except share and per share amounts)

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the years ended December 31, 2021 and 2020 prepared as of March 7, 2022. It is supplemental to, and should be read in conjunction with, the Company’s audited consolidated financial statements and the accompanying notes for the years ended December 31, 2021 and 2020. For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Additional information regarding Curaleaf, including its current annual information form, is available on the Company’s website at www.curaleaf.com or through the SEDAR website at www.sedar.com. The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee in effect as of and for the year ended December 31, 2021.  Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators and Staff Notice 51-352 (Revised) – Issuers with US Marijuana Related Activities (“Staff Notice 51-352”).

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; expectations for the effects of novel coronavirus (“COVID-19”) on the business’ operations and financial condition; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Canadian Securities Exchange (“CSE”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: business structure risks; the Company’s status as a holding company; the absence of a dividend record; the concentrated voting control of the Company; risks relating to sales of substantial amounts of SVS; market volatility; liquidity risks; legal and regulatory risks inherent in the cannabis industry; financing risks related to additional financing and restricted access to banking; general regulatory and legal risks including risk of civil asset forfeiture; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; the risk of heightened scrutiny by regulatory authorities; risk of legal, regulatory or political change; general regulatory and licensing risks; risks relating to limitations on ownership of licenses; risks relating to regulatory actions and approvals from the Food and Drug Administration and risks of litigation; increased costs as a result of being a public company; newly established legal regimes; the risk relating to enforcement of judgements outside Canada; environmental risks including environmental regulation and unknown environmental risks; general business risks including risks related to the COVID-19 pandemic; the Company’s possible failure to complete acquisitions; risks related to the senior secured debt facility; of the Company; risks related to service providers; risks relating to the enforceability of contracts; risks relating to the  resale of the Company’s subordinate voting shares (“SVS”) on the CSE; the Company’s reliance on the expertise and judgment of senior management of the Company, and its ability to retain such senior management; risk relating to the concentrated voting control of the Company’s Executive Chairman, Boris Jordan; risks inherent in an agricultural business; risks relating to unfavorable publicity or consumer perception; product liability risks; risks relating to product recalls; risks relating to the results of future clinical research; risks relating to the difficulty of attracting and retaining personnel; the Company’s dependence on suppliers; the Company’s reliance on inputs; risks relating to the limited market data and difficulty to forecast results; intellectual property risk; constraints on marketing products; risks relating to fraudulent or illegal activity by employees, contractors and consultants; risks relating to information technology systems and cyber-attacks; risks relating to security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; risks relating to website accessibility; high bonding and insurance coverage risk; risks of leverage; risks relating to expansion into foreign jurisdictions; risk relating to future acquisitions or dispositions; the Company’s management of growth; the fact that past performance is not indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks relating to conflicts of interest; global economic conditions; tax risks; as well as those risk factors discussed under “Risk Factors” in this MD&A. The discussion of risk factors in this MD&A has been updated to include discussion of risks related to the current pandemic caused by COVID-19, including with respect to the sudden emergence of the Omicron variant in November 2021. The nature and scope of the pandemic and its impacts are rapidly developing and it is difficult for management to identify at the current time all risks, or quantify those identified, or to assess their impact on particular financial measures and operating results.  Nevertheless, the discussion under “Risk Factors” identifies potential areas of negative impact that may be caused by the pandemic.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based cannabidiol (“CBD”) markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This MD&A contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraph. FOFI contained in this MD&A was approved by management as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

OVERVIEW OF THE COMPANY

Curaleaf is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots, provide industry-leading services, product selection, and accessibility across the medical and adult-use markets. Headquartered in Wakefield, Massachusetts, the Company has operations in 23 states and, as of December 31, 2021, operated 117 dispensaries, 25 cultivation sites, and 30 processing sites in the U.S. with a focus on highly populated, limited license states, including Arizona, Illinois, New York, New Jersey, Florida, Pennsylvania, and Massachusetts. In Europe, the Company has one cultivation site in Portugal, two pharma grade cannabis processing and manufacturing facilities in Spain, and in the United Kingdom (“UK”), three medical cannabis distribution licenses in the UK, Germany and Switzerland and a medical cannabis pharmacy license (direct to patient) in the UK as well as a pan-European CBD wellness and wholesale business with manufacturing centered in the UK. The Company also supplies medical cannabis wholesale to several jurisdictions, primarily Israel and Germany, from the cultivation and manufacturing facilities in Portugal and Spain. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality, and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts, and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.

The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.

Curaleaf Holdings, Inc., formerly known as Lead Ventures, Inc., was incorporated under the laws of British Columbia, Canada on November 13, 2014. The Company changed its name to “Curaleaf Holdings, Inc.” as part of its business combination with Curaleaf, Inc. completed on October 25, 2018 (the “Business Combination”). Additional information relating to the Business Combination can be found in the Company’s annual information form for the year ended December 31, 2020 available on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/shtml.

The SVS are listed for trading on the CSE under the ticker symbol “CURA” and on the OTCQX under the ticker symbol “CURLF”.

On November 2, 2020, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and a shelf registration statement on Form F-10, as amended (File No 333-249081) (the “Registration Statement”), with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1,000,000 worth of SVS, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the Registration Statement is effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base

Shelf Prospectus and/or Registration Statement, which will be filed with the applicable Canadian securities regulatory authorities and/or the SEC.

In order to achieve its strategy, the Company has completed several acquisitions since its formation.  The Company expects to continue to actively pursue other acquisition, disposition, and investment opportunities in the future.

The consolidated financial statements of the Company include the financial statements of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned by the Company, and other entities consolidated other than on the basis of ownership:

		December 31,	December 31,
	Operations	2021	2020
Business name	Location	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	-
MI Health, LLC	MD	100%	-
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
Curaleaf International Holdings, Limited	Guernsey, UK	68.5%	-
CLF MD Processing, LLC	MD	-	100%
Windy City Holding Company, LLC	IL	-	-
Grassroots OpCo AR, LLC	IL	-	-
Remedy Compassion Center, Inc	ME	-	-
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	-	-

Company Performance and Objectives

The Company is currently active in numerous cannabis programs across the U.S. In the U.S., 44 states have legalized the use of medical cannabis for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 19 states have legalized cannabis for adult-use (“adult-use”). In many of these adult-use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older. In Europe, only medical cannabis sales are allowed, and product can be sold between jurisdictions.

A key aspect of the Company’s business plan is achieving “vertical integration” in each cannabis program in which it operates. Vertical integration means controlling the entire supply chain: from cultivating cannabis, to processing the cannabis into oils and other formulated products, and, ultimately, selling the end-product to customers and/or patients.

The Company plans to continue growth of its operations via expansion in three dimensions: acquiring licenses in limited-license markets, increasing presence in current markets, and increasing exposure in mass markets. While the Company’s goal is to have its own licensed operations in each of its markets, it may enter a market through production and/or marketing arrangements where such arrangements provide opportunity for accelerated roll-out.

Limited-License Markets. The majority of the markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that will be awarded, thus forming high barriers to entry, limited market participants, and protected market share in these limited-license states. Curaleaf intends to apply for new licenses or acquire businesses within limited-license markets in which the Company does not currently operate.

Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses, and/or entering into production and marketing relationships to further build its brand and expand its distributional footprint. The Company intends to apply for new licenses as available and determined by each state.

Increasing Exposure in Mass Markets. The Company has established itself as a market leader in the U.S. and has become a dominant player due to its competitive pricing, experienced management, strong capitalization, and strong brand goodwill. In mass markets exhibiting a free market dynamic typical of other industries, such as California and Oregon, the Company intends to leverage its extensive experience to grow cannabis and/or process more efficiently and reliably, while taking advantage of wholesale and retail opportunities and establishing a strong brand.

The Company expects acquisition related costs, marketing and selling expenses, and capital expenditures to increase as it expands its presence in current markets and expands into new markets. The Company also expects to achieve operating efficiencies through synergies from acquisitions as well as via economies of scale that will arise through the continued expansion.

Operating Segments

The Company currently operates in two segments:

Cannabis Operations

The Company engages in the production and sale of cannabis via retail and wholesale channels. As of December 31, 2021, the Company operated 117 retail dispensaries in 19 states, 25 cultivation sites in 16 states and 30 processing sites in 21 states which sell cannabis through wholesale channels in the U.S. In Europe, the Company operates one cultivation site in Portugal, two pharma grade cannabis processing and manufacturing facilities in Spain and the UK, three medical cannabis distribution licenses in UK, Germany and Switzerland and a medical cannabis pharmacy license (direct to patient) in the UK as well as pan-European CBD wellness and wholesale business with manufacturing centered in the UK. The Company also supplies medical cannabis wholesale to several jurisdictions, primarily Israel and Germany, from the cultivation and manufacturing facilities in Portugal and Spain.

Non-Cannabis Operations

The Company sells hemp based products as well as provides professional services including cultivation, processing, retail know-how, and back office administration, intellectual property licensing, real estate leasing services, and lending facilities to medical and adult-use cannabis licensees under management service agreements as part of the U.S. operations. The

Company provided services to cannabis licensees in Maine and Arkansas. The management fee income for services rendered to these licensees eliminates upon consolidation due to holding operational control and substantially all economic benefits of the entities holding the licensees.

Principal Products and Services

The Company, through its subsidiaries and affiliates, operates in highly regulated markets that require expertise in cultivation, manufacturing, retail operations, and logistics. The Company leverages its internal research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with the high standards for safety, effectiveness, consistent quality and customer care. Currently, the Company’s U.S. subsidiary entities cultivate, process, market and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules, and edibles.

In most of the Company's U.S. and Europe markets, its licensed entities are vertically-integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products, and selling the product to registered patients and/or legal adult-use consumers. In most U.S. states in which its licensed entities operate, products are sold under the Curaleaf and Select brands, and in Curaleaf dispensaries. The Company is committed to be the industry's leading resource in education and advancement through research and advocacy, and is focused on developing a trusted, national brand.

The Company believes that it has developed the in-house resources to ensure its U.S. state-licensed entities maintain best practices in cannabis cultivation, processing and dispensing and are dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its U.S. state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operation.

•	Cultivation: The Company’s U.S. cultivation facilities have grown over 303 strains of cannabis, which have been tested and characterized for yield, cannabinoid content and other properties. Additionally, the Company’s state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor, and two-tier indoor cultivation.
•	Extraction and Purification: The Company’s U.S. extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification, thereby enabling timely response to trends in medical product formulation.
•	Formulation and Quality Control: The Company's U.S. processing facilities produce across the range of solid, liquid and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.

Research and Development

The Company's research and development activities primarily focus on optimizing cultivation and manufacturing techniques, developing new manufactured products, and on the medical benefits of cannabis.

The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot, and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.

The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company's research and development activities operate on an on-going basis as the Company continually seeks to improve current methods for our licensed businesses.

Production and Sales

As of December 31, 2021, the Company had 25 cultivation facilities in the U.S. totaling approximately 3.7 million square feet. As of December 31, 2021, the Company had 30 U.S. processing facilities. Each new manufacturing site is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care. Illustrating this commitment, our Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative. See “Risks Factors – General Business Risks – COVID-19 Pandemic” in the ‘Risk Factors’ section of this MD&A.

The Company’s primary method of sales in the U.S. currently occur through its licensed dispensaries across the U.S. Also, the Company’s dispensaries offer home delivery services across several states, in compliance with all state regulations. In Nevada, Utah, and Florida, the Company offers drive-thru service at select dispensaries. In multiple states, our dispensaries offer customers the option to order online to pick-up in store. In Europe, the method of sales occurs through medical cannabis distribution in the UK, Germany, and Switzerland, a medical cannabis pharmacy (direct to patient) in the UK, supplying medical cannabis wholesale to several jurisdictions, primarily to Israel and Germany as well as selling CBD wholesale throughout Europe.

Curaleaf aims to expand dispensaries e-commerce operations and delivery operations, where permitted, to offer convenient access for its customers and meet the demands of an evolving retail landscape.

Intellectual Property

The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems. While actively determining and pursuing the patentability of these processes and materials, Curaleaf ensures confidentiality through the use of non-disclosure and confidentiality agreements.

The Company has spent considerable time and resources to establish a premium and recognizable brand amongst consumers and retailers in the cannabis industry. The Company has one federally registered patent with the United States Patent and Trademark Office ("USPTO"). Additionally, as of December 31, 2021, the Company had several registered trademarks and multiple trademarks that have been filed and are pending approval with the USPTO, and we are actively pursuing the filing of additional trademarks. The Company also has a significant number of trademarks filed in various international jurisdictions.

In addition to its patent and pending trademarks, Curaleaf owned, as of December 31, 2021, numerous website domains, including www.curaleaf.com, as well as numerous social media accounts across all major platforms.

Curaleaf maintains an in-house legal team, as well as engages outside legal counsel, to actively monitor and identify potential infringements on its intellectual property.

International Operations

In April 2021, the Company completed the acquisition of EMMAC Life Sciences Limited (“EMMAC”), the largest vertically integrated independent cannabis company in Europe, and entered key European medical cannabis markets, including in the UK, Germany, Italy, Spain, Portugal, Switzerland, and Malta. See the “Recent Acquisitions” section herein for additional details. As a result of such acquisition, the Company also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate. Refer to the “Risk Factors – European Operations” in the “Risk Factors” section of this MD&A.

Competitive Conditions

The U.S. cannabis industry is highly competitive.  We compete on quality, price, brand recognition and distribution strength.  Our cannabis products compete with other products for consumer purchases, as well as shelf space in retail dispensaries and wholesaler attention.  We compete with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators.  In certain markets, such as California, there are also a number of illegally operating dispensaries, which serve as competition as well.  The Company maintains an operational footprint primarily in states with high barriers to entry and limited market participants due to the limited availability of state licenses or local permitting as well as stringent operating and capital requirements. The majority of the markets in which our licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company's market share is protected in these limited-market states under the current regulatory framework.

As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized, and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, it should be expected that the Company will face competition from other companies, some of which can be expected to have longer operating histories and more financial, production, and marketing resources and experience than the Company.

For additional details on the competition faced by the Company, refer to the “Risk Factors – European Operations – EMMAC will face competition from other participants in the European medical cannabis sector” in the “Risk Factors” section this MD&A.

The States We Operate In, Their Legal Framework and How It Affects Our Business

The chart below depicts (i) the states in which we operate in the cannabis segment and includes the date of legalization of cannabis for medicinal and/or recreational use, and (ii) for each state we operate in, the number of dispensaries, processing facilities and cultivation sites (along with cultivation square footage) the Company owns, as well as the categories of products that are permitted in each such State.

Except for Kentucky, all of the states in which we operate have adopted legislation to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which we refer to as medical cannabis. Recreational marijuana, or adult-use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older. Kentucky’s hemp program was introduced in 2013 and currently only allows hemp-derived products wholesale, including cannabinoids such as CBD and cannabigerol.  The Company has a 74,000 square foot processing/handling facility in Lexington.

State	Medicinal Legalization	Adult-use Legalization	Dispensaries	Processing Facilities	Cultivation Sites	Square Feet	Permitted Products
							Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	9	2	2	119,400	X1	X	X	X4	X
AR	2016	N/A	1	-	-	-	-	-	X	-	-
CA	1996	2016	-	2	-	-	X2	X	X	X	X
CO	2000	2012	2	1	3	2,195,475	X	X	X	X5	X
CT	2012	2021	4	1	1	60,000	X1	X	X	-	-
FL	2014	N/A	42	2	3	460,772	X2	X	X	X	X3
IL	2013	2019	10	1	1	70,000	X	X	X		X
ME	1999	2019	5	2	1	86,800	X1	X	X	X	X
MD	2013	N/A	4	1	1	55,000	X2	X	X	X7	X
MA	2012	2016	4	2	2	157,000	X1	X	X	X	X
MI	2008	2018	4	1	-	-	X1	X	X	-	-
MO	2018	N/A	-	1	-	-	-	-	X	-	-
NV	2013	2016	3	2	2	60,072	X1	X	X	X	X
NJ	2010	2020	3	2	2	153,150	X1	X	X	X4	X3
NY	2014	2021	4	1	1	72,000	X2	X	X	X	X
ND	2016	N/A	4	1	1	33,000	X	-	X	X3	X
OH	2016	N/A	2	1	1 Level I	30,000	X1	X	X	-	X
OK	2018	N/A	-	-	-	-	X1	X	X	-	-
OR	1998	2014	1	2	1	37,000	X1	X	X	X	X
PA	2016	N/A	12	2	2	125,000	X2	-	X	-	-
UT	2018	N/A	1	1	-	-	X	X6	X	X	X
VT	2004	N/A	2	1	1	13,000	X	X	X	X	X

1)	Extracted oils only
2)	Oil-based formulations only
3)	Permitted with approval
4)	Medical use only
5)	In select areas
6)	With limits
7)	Permitted, however Curaleaf dispensaries do not offer home delivery at this time

Each state has various licensing requirements, restrictions on the number of facilities license holders may operate, limitations on the number of license holders in the state, and various other regulations, which are enforced by applicable state agencies as discussed below.

Arizona Operations

Arizona’s licensing body for medical and adult-use cannabis is the Arizona Department of Health Services (“AZDHS”). The market is divided into two classes of licenses: medical and adult use. Each license grants the licensee the ability to have one dispensary, one processing site, and one cultivation site. There is no requirement for vertical integration in Arizona and processing and cultivation sites can be used by third party companies. Arizona does not recognize third party companies and although they operate, the ultimate responsibility for compliance falls on the license holder themselves. As of December 31, 2021, there were 129 operating dispensaries.

For medical card holders, acceptable diagnoses include agitation of Alzheimer’s disease, Amyotrophic Lateral Sclerosis (“ALS”), any chronic or debilitating medical condition or disease or the treatment for one that causes cachexia or wasting syndrome, cancer, chronic pain, such as from migraines or arthritis, Crohn’s disease, glaucoma, human immunodeficiency virus (“HIV”) or acquired immune deficiency syndrome (“AIDS”), hepatitis C, Post-traumatic stress disorder “(PTSD”), severe nausea, severe or persistent muscle spasms, such as those associated with multiple sclerosis, and seizures, including from epilepsy.

As indicated in the chart above, all categories of product are allowed to be sold as either adult use or medical except for edibles that cannot be more than 10mg per serving or 100mg per package. AZDHS determines product is either adult use or medical at the time of dispensing so an adult use cultivation can make products that can be sold as medical through a dispensary as long as it meets the same requirements for medical.

Recently proposed legislation that is currently under review in Arizona includes H2260: Medical Marijuana; Medical Conditions, which would expand the listing of qualified medical conditions to obtain a medical card; H2545: Marijuana: Social Equity Ownership Licenses, which would prohibit holders of a social equity ownership marijuana establishment license from transferring such license within the first 10 years of issuance; H2792: Landlords: Tenant’s Marijuana Use, which prohibits a landlord for terminating a tenant’s rental agreement because the tenant uses marijuana; H2828: Department of Marijuana Regulation, which establishes the Arizona Department of Marijuana Regulation (“ADMR”) for the purpose of administering the Arizona Medical Marijuana Act and status governing the responsibly adult use of marijuana; and, S1715: Hemp-Derived Manufactured Cannabinoids; Prohibition, which excludes "hemp-derived manufactured psychotropic cannabinoids” from the definition of “marijuana” and “marijuana products” and adds such to the definition of “usable marijuana”.

The Company conducts its operations in Arizona in compliance, in material respects, with each regulation applicable to it in such state.

Arkansas Operations

Arkansas’ licensing bodies are the Arkansas Department of Health and the Arkansas Medical Marijuana Commission. There are an unlimited number of licenses available, and the market is divided into the following types of licenses: dispensary – solely, dispensary – cultivating, processor, and transporter. As of December 31, 2021, there were 36 operating dispensaries. There are prohibitions on edibles including: edibles in the form of candy, cookies, pastries, brownies, and chewing gum; edibles in the shape of animals, vehicles, or characters that are typically consumed or marketed to children; and edibles which are simply an addition of cannabinoid products to commercially available items. Patients are allowed to buy extracts and produce their own edibles at home and edibles are only to be sold in childproof packaging in containers that have nondescript colors and simple designs.

For medical card holders, acceptable diagnoses include cancer, glaucoma, positive status for HIV or AIDS, hepatitis C, ALS, Tourette’s syndrome, Crohn’s disease, ulcerative colitis, PTSD, severe arthritis, fibromyalgia, Alzheimer’s disease, cachexia or wasting syndrome, peripheral neuropathy, intractable pain which is pain that has not responded to ordinary medications, treatment, or surgical measures for more than six months, severe nausea, seizures including without limitation those characteristic of epilepsy, severe and persistent muscle spasms including without limitation those characteristic of multiple sclerosis, and any other medical condition or its treatment approved by the Department of Health.

The Company conducts its operations in Arkansas in compliance, in material respects, with each regulation applicable to it in such state.

California Operations

California’s licensing body for medical and adult-use cannabis is the Department of Cannabis Control (“DCC”). There is no limit to the number licenses California may issue, however, some jurisdictions have a limit on the number of licenses they will issue. Each license grants one licensed premise and the main classes of licenses are: cultivation, retailer, distributor, manufacturer, microbusiness, event organizer, and testing laboratory. Additionally, license may not be held by, or issued to, any person holding office in, or employed by, any agency of the State of California or any of its political subdivisions when the duties of such person are associated with enforcement of laws or regulations regarding cannabis or cannabis products. There are no requirements for vertical integration, however, California does define specific cultivation license types by canopy size.

Edibles labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 500mg THC per package (adult use limit is 100mg THC/package). Topicals labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 2000mg THC per package (adult use limit is 1000mg THC/package).

Recently proposed legislation that is currently under review in California includes AB-45, which would allow industrial hemp to be incorporated into the cannabis supply chain. By no later than July 1, 2022, the DCC is required to prepare a report outlining the steps necessary to incorporate hemp into the cannabis supply chain, including allowing hemp as an ingredient in manufactured cannabis products and the sale of hemp only products at cannabis retailers. Until the report is finalized, and recommendations are implemented, California cannot incorporate hemp into the cannabis supply chain. The Company does not anticipate any changes to current hemp restrictions in the state in 2022.

The Company conducts its operations in California in compliance, in material respects, with each regulation applicable to it in such state.

Colorado Operations

Colorado’s licensing body is the Marijuana Enforcement Division (“MED”). The market is divided into medical and retail (adult-use) classes of which there are the following types of licenses: Cultivation, Stores, Delivery, Hospitality, Operators, Manufacturers, Testing facilities, and Transporters. Regulators in Colorado have not placed a limit on the number of licenses and as of December 31, 2021, there were 652 adult use stores licenses and 420 medical store licenses issued.

For both Medical and Retail operations, an owner of three to five cultivations must own at least one store, an owner of six to eight cultivations must own at least two stores, and an owner of nine to eleven cultivations must own at least three stores. Cultivations have plant count limits, divided by tiers. Medical stores have flower inventory limits based on number of patients assigned or number of sales in prior month (whichever is greater).

For medical card holders, acceptable diagnoses include any “condition for which a physician could prescribe an opioid.” Specific conditions may include, but are not limited to: autism spectrum disorder, cachexia, cancer, chronic pain, chronic nervous system disorders, glaucoma, HIV or AIDS, nausea, persistent muscle spasms, post-traumatic stress syndrome, and seizures.

Beginning January 1, 2022, medical patients under 21 were restricted to purchasing no more than two grams of concentrate per day and will need two physicians from different practices to approve their medical cards. Limits on the potency of purchased concentrate can also be established by the physician’s recommendation

The Company conducts its operations in Colorado in compliance, in material respects, with each regulation applicable to it in such state.

Connecticut Operations

Connecticut’s licensing body is the Connecticut Department of Consumer Protection. The market is divided in the following types of licenses: retail, cultivation, production, and bakery. There is current no limit on the number of licenses available and one license grants the applicant one site (retail, cultivation, production, or bakery). As of December 31, 2021, there were 17 operational dispensaries. A board-certified pharmacist must be on-site to dispense medical cannabis at a dispensary.

For medical card holders that are over 18, acceptable diagnoses include: cancer, glaucoma, positive status for HIV or AIDS, Parkinson's Disease, multiple sclerosis, damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity, epilepsy, cachexia, wasting syndrome, Crohn's Disease, PTSD, sickle cell disease, post laminectomy syndrome with chronic radiculopathy, severe psoriasis and psoriatic arthritis, ALS, ulcerative colitis, complex regional pain syndrome, Type 1 and Type II, cerebral palsy, cystic fibrosis, irreversible spinal cord Injury with objective neurological indication of intractable spasticity, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, spasticity or neuropathic pain associated with fibromyalgia, severe rheumatoid arthritis, post herpetic neuralgia, hydrocephalus with intractable headache, intractable headache syndromes, neuropathic facial pain, muscular dystrophy, osteogenesis imperfecta, chronic neuropathic pain associated with degenerative spinal disorders, and interstitial cystitis. For medical card holders under 18, acceptable diagnoses include: cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, severe epilepsy, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, muscular dystrophy, osteogenesis imperfecta, intractable neuropathic pain that is unresponsive to standard medical treatments, Tourette’s Syndrome for patients who have failed standard medical treatment , and chronic pancreatitis for patients whose pain is recalcitrant to standard medical management.

Recent legislation included legalization of adult-use, however, clarification about the program is still in progress.

The Company conducts its operations in Connecticut in compliance, in material respects, with each regulation applicable to it in such state.

Florida Operations

Florida’s licensing body is the Office of Medical Marijuana Use – Department of Health (“OMMU”). The OMMU has authorized 22 Medical Marijuana Treatment Centers in the state that cover all vertically integrated sites (cultivation, processing, fulfillment/storage, and dispensing) and sites are approved under a function that falls under either cultivation, processing, fulfillment/storage, or dispensing. There is no limit on the number of dispensaries, fulfillment/storage warehouses, processing sites, or cultivation sites. However, there is a requirement to receive local zoning approval for each proposed dispensary.

For medical card holders, acceptable diagnoses include: cancer, epilepsy, glaucoma, HIV or AIDS, PTSD, amyotrophic lateral sclerosis, Crohn’s disease, Parkinson’s disease, multiple sclerosis, medical conditions of the same kind or class as or comparable to those enumerated in the above, a terminal condition diagnosed by a physician other than the qualified physician issuing the physician certification, and chronic nonmalignant pain.

The Company conducts its operations in Florida in compliance, in material respects, with each regulation applicable to it in such state.

Illinois Operations

Illinois’ licensing body is the Illinois Department of Financial and Professional Regulation (retail) and Illinois Department of Agriculture (cultivation/processing). The main classes of licenses include: retail, cultivation, craft growers, infusers, and transporters. For cultivation/processing, no more than three cultivation licenses are allowed per entity and for retail, no more than 10 locations per entity. As of December 31, 2021, there were 100 adult use operational dispensaries.

For medical card holders, acceptable diagnoses include: Alzheimer’s Disease, HIV or AIDS, ALS, Arnold-Chiari Malformation, cachexia/wasting syndrome, cancer, causalgia, chronic inflammatory demyelinating polyneuropathy, Crohn’s Disease, complex regional pain syndrome (“CRPS”), dystonia, fibrous dysplasia, glaucoma, hepatitis C, hydrocephalus, Hydromyelia, interstitial cystitis, intractable pain, lupus, multiple sclerosis, muscular dystrophy, myasthenia gravis, myoclonus, nail patella syndrome, neurofibromatosis, Parkinson’s Disease, PTSD, reflex sympathetic dystrophy, residual limb pain, rheumatoid arthritis, seizures disorders, severe fibromyalgia, Sjogren’s Syndrome, spinal cord disease, spinal cord injury, indication of intractable spasticity, spinocerebellar ataxia, syringomyelia, Tarlov cysts, Tourette Syndrome, traumatic brain injury, and patients with valid opioid prescriptions.

The Company conducts its operations in Illinois in compliance, in material respects, with each regulation applicable to it in such state.

Maine Operations

Maine’s licensing body is the Office of Marijuana Policy. There currently is no limit on the number medical or adult use licenses, however, municipalities must opt-in for adult use and medical dispensary owners must be Maine residents. Medical licenses are vertical and must have local approval and relevant licensing (tobacco, food license). Medical licenses are unlimited can be vertical (one license per dispensary, one license per entity). Additionally, adult use licenses are also unlimited and are as follows: Retail, Cultivation, Manufacturing (one license grants one dispensary, cultivation or manufacturing facility). As of December 31, 2021, there were 74 adult use dispensaries in operation.

For medical use, qualified practitioner may issue a certificate for any condition/reason where in their professional opinion a qualifying patient is likely to receive therapeutic or palliative benefit from the medical use of marijuana to treat or alleviate the patient’s medical diagnosis. Medical patients may possess up to eight pounds of harvested marijuana.

The Company conducts its operations in Maine in compliance, in material respects, with each regulation applicable to it in such state.

Maryland Operations

Maryland’s licensing body is the Maryland Medical Cannabis Commission. The market is divided into the following types of licenses: dispensary, grower/cultivator, processor, independent testing laboratory, and ancillary business. Each issued license is associated with one facility. As of December 31, 2021, there were 95 operational dispensaries. A person may not have interest in or control of, including the power to manage or operate, more than one grower license, one processor license, and four dispensary licenses. Chocolates and other edibles are permitted under the condition that they are shelf stable. Additionally, topicals are also permitted.

For medical use, acceptable diagnoses include cachexia, anorexia, wasting syndrome, severe or chronic pain, severe nausea, seizures, severe or persistent muscle spasms, glaucoma, PTSD, or another chronic medical condition which is severe and for which other treatments have been ineffective. A clinical director is required to be available electronically for all dispensaries.

The Company conducts its operations in Maryland in compliance, in material respects, with each regulation applicable to it in such state.

Massachusetts Operations

Massachusetts’ licensing body is the Cannabis Control Commission. The market is divided into the following types of licenses: retail, cultivation, production manufacturing, testing laboratory, transporter, research, and delivery. Each issued license is associated with one facility and as of December 31, 2021, there were 192 operational dispensaries. No person or entity having direct or indirect control shall be granted, or hold, more than three licenses in a particular class and is limited to 100,000 square feet of canopy which is distributed across no more than three cultivation licenses and three Medical Treatment Centers. For adult use, it is prohibited to advertise through

For medical use, acceptable diagnoses include cancer, glaucoma, positive status HIV, AIDS, hepatitis C, ALS, Crohn's disease, Parkinson's disease, and multiple sclerosis (MS), when such diseases are debilitating, and other debilitating conditions as determined in writing by a Qualifying Patient's healthcare provider.

The Company conducts its operations in Massachusetts in compliance, in material respects, with each regulation applicable to it in such state.

Michigan Operations

Michigan’s licensing body is the Marijuana Regulatory Agency. The market is divided into the following types of licenses: Grower Class A, Grower Class B, Grower Class C, processor, provisioning center (retail), Safety Compliance Facility, and secure transporter.

For medical use, acceptable diagnoses include: cancer, glaucoma, HIV Positive, AIDS, hepatitis C, ALS, Crohn’s Disease, Agitation of Alzheimer’s Disease, nail patella, PTSD, Obsessive Compulsive Disorder, arthritis, rheumatoid arthritis, spinal cord injury, colitis, inflammatory bowel disease, ulcerative colitis, Parkinson’s Disease, Tourette’s Disease, autism, chronic pain, cerebral palsy, a chronic or debilitating disease or medical condition or its treatment that produces one or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures (including but not limited to those characteristic of epilepsy); or severe and persistent muscle spasms (including but not limited to those characteristic of multiple sclerosis).

The Company conducts its operations in Massachusetts in compliance, in material respects, with each regulation applicable to it in such state.

Missouri Operations

The licensing body is the Missouri Department of Health and Senior Services. The market is divided into the following types of licenses: cultivation, infused products manufacturing facility, dispensary facility, transportation facility, and testing facility. As of December 31, 2021, there were 183 operational dispensaries. There are no vertical integration requirements in Missouri and one license allows one facility. Facilities may not be owned, in whole or in part, or have as an officer, director, board member, or manager, any individual with a disqualifying felony offense. Facilities must be majority owned (>50%) by natural persons who have been residents of Missouri for at least one year. No more than three cultivation, no more than three manufacturing, and no more than five dispensary licenses shall be issued to any entity under substantially common control, ownership, or management.

For medical card holders, acceptable diagnoses/qualifying medical conditions include: cancer; epilepsy; glaucoma; intractable migraines unresponsive to other treatment; a chronic medical condition that causes severe, persistent pain or persistent muscle spasms, including, but not limited to, those associated with multiple sclerosis, seizures, Parkinson’s disease, and Tourette’s syndrome; debilitating psychiatric disorders, including, but not limited to, PTSD, if diagnosed by a state licensed psychiatrist; HIV or AIDS; a chronic medical condition that is normally treated with a prescription medication that could lead to physical or psychological dependence, when a physician determines that medical use of cannabis could be effective in treating that condition and would serve as a safer alternative to the prescription medication; any terminal illness; or in the professional judgment of a physician, any other chronic, debilitating or other medical condition, including, but not limited to, hepatitis C, ALS, inflammatory bowel disease, Crohn’s disease, Huntington’s disease, autism, neuropathies, sickle cell anemia, agitation of Alzheimer’s disease, cachexia, and wasting syndrome.

The Company conducts its operations in Missouri in compliance, in material respects, with each regulation applicable to it in such state.

Nevada Operations

Nevada’s licensing body is the Cannabis Compliance Board (“CCB”). The market is divided into the following types of licenses: cultivation, production, distribution, dispensary/retail, and testing laboratory. There is no specific limit on licenses for Nevada and as of December 31, 2021, there were 91 operational retail dispensaries. Licenses are only granted during licensing rounds and licensing rounds are not regularly scheduled but held as needed, per jurisdiction. Once granted, a license cannot be moved outside of that local jurisdiction. There are currently no active licensing rounds or planned rounds. Additionally, there is no set limit on size/structure, each facility is individually assessed and approved by the CCB and the applicable local jurisdiction. Location limits per NRS are as follows: The physical address where the proposed medical cannabis establishment will be located and the physical address of any co-owned additional or otherwise associated medical cannabis establishments, the locations of which may not be within 1,000 feet of a public or private school that provides formal education traditionally associated with preschool or kindergarten through grade 12 and that existed on the date on which the application for the proposed medical cannabis establishment was submitted to the CCB, within 300 feet of a community facility that existed on the date on which the application for the proposed medical cannabis establishment was submitted to the CCB or, if the proposed medical cannabis establishment will be located in a county whose population is 100,000 or more, within 1,500 feet of an establishment that holds a nonrestricted gaming license. CCB approval is required for all actions including transfers of interest, ownership, and management service agreements. Each issued license is associated with one facility.

For medical use, acceptable diagnoses include: AIDS; an anxiety disorder; an autism spectrum disorder; an autoimmune disease; anorexia nervosa; cancer; dependence upon or addiction to opioids; glaucoma; cachexia; muscle spasms, including, without limitation, spasms caused by multiple sclerosis; seizures, including, without limitation, seizures caused by epilepsy; nausea; or severe or chronic pain; a medical condition related to the HIV; and a neuropathic condition, whether or not such condition causes seizures.

The Company conducts its operations in Nevada in compliance, in material respects, with each regulation applicable to it in such state.

New Jersey Operations

New Jersey’s licensing body is the New Jersey Cannabis Regulatory Commission. The market is divided into the following types of licenses: medical (vertically integrated). There is a 150,000 limit on canopy size and one license grants access to one facility and as of December 31, 2021, there were 23 operational medical dispensaries. While adult use is legal in the state, no legal sales have occurred to date and the final regulations will be determined in August 2022 with a re-writing of the medical regulations in July 2022. Edibles are currently allowed but exclude baked goods.

For medical use, acceptable diagnoses include: Amyotrophic lateral sclerosis, anxiety, cancer, chronic pain, dysmenorrhea, glaucoma, inflammatory bowel disease, including Crohn’s disease, intractable skeletal muscular spasticity, migraines, multiple sclerosis, muscular dystrophy, opioid use disorder, positive status for HIV and AIDS, PTSD, seizure disorder, including epilepsy, terminal illness with prognosis of less than 12 months to live, or Tourette’s Syndrome.

The Company conducts its operations in New Jersey in compliance, in material respects, with each regulation applicable to it in such state.

New York Operations

New York’s licensing body is the Office of Cannabis Management (“OCM”). The market is divided into the following types of medical licenses: cultivation, manufacturing, processing, wholesale, distribution, and retail and the state is vertically integrated. Each licensed grants access to one facility and locations must be approved by the OCM. As of December 31, 2021, there were 40 operational dispensaries.

For medical use, in the future the program will allow the certification of a patient by a practitioner for any condition that the practitioner believes can be treated with medical cannabis. This practitioner discretion in certifying patients was granted with the passage of the Marijuana Regulation and Taxation Act (“MRTA”), which was enacted in March 2021. The MRTA shifted the medical program from the Department of Health to the OCM and expanded the Medical Cannabis Program.

The Company conducts its operations in New York in compliance, in material respects, with each regulation applicable to it in such state.

North Dakota Operations

The licensing body is the North Dakota Department of Health, Medical Marijuana Division (NDDOH). The market is divided into two classes of licenses: manufacturing facility and dispensary. Each license grants the licensee the ability to have one dispensary or manufacturing facility.

The activities of a manufacturing facility are limited to producing and processing and to related activities, including acquiring, possessing, storing, transferring, and transporting marijuana and usable marijuana (other than edibles), for the sole purpose of selling usable marijuana to a dispensary. The activities of a dispensary are limited to purchasing usable marijuana from a manufacturing facility, and related activities, including storing, delivering, transferring, and transporting usable marijuana, for the sole purpose of dispensing usable marijuana to a registered qualifying patient/designated caregiver.

For medical card holders, acceptable diagnoses include cancer; positive status for HIV; AIDS; decompensated cirrhosis caused by hepatitis C; amyotrophic lateral sclerosis; PTSD; agitation of Alzheimer's disease or related dementia; Crohn's disease; fibromyalgia; spinal stenosis or chronic back pain, including neuropathy or damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity; glaucoma; epilepsy; anorexia nervosa; bulimia nervosa; anxiety disorder; Tourette’s syndrome; Ehlers-Danlos syndrome; endometriosis; interstitial cystitis; neuropathy; migraine; rheumatoid arthritis; autism spectrum disorder; a brain injury; a terminal illness; or a chronic or debilitating disease or medical condition or treatment for such disease or medical condition that produces one or more of the following: cachexia or wasting syndrome; severe debilitating pain that has not responded to previously prescribed medication or surgical measures for more than three months or for which other treatment options produced serious side effects; intractable nausea; Seizures; or severe and persistent muscle spasms, including those characteristic of multiple sclerosis.

The Company conducts its operations in North Dakota in compliance, in material respects, with each regulation applicable to it in such state.

Ohio Operations

Ohio’s licensing bodies are the Department of Commerce (grow/processing) and the Board of Pharmacy (dispensary). The market is divided into the following types of licenses: cultivator (Level I and Level II), processor, dispensary, and testing. Each license grants access to one facility and as of December 31, 2021, there were 57 operational dispensaries.

For medical card holders, acceptable diagnoses include AIDS, Alzheimer’s disease, ALS, cachexia, cancer, chronic traumatic encephalopathy, Crohn’s disease, epilepsy or another seizure disorder, fibromyalgia, glaucoma, hepatitis C, Huntington’s Disease, inflammatory bowel disease, multiple sclerosis, pain that is either chronic and severe or intractable, Parkinson’s disease, positive status for HIV, PTSD, Sickle cell anemia, spasticity, spinal cord disease or injury, terminal illness, Tourette’s syndrome, traumatic brain injury, or ulcerative colitis.

The Company conducts its operations in Ohio in compliance, in material respects, with each regulation applicable to it in such state.

Oklahoma Operations

Oklahoma’s licensing body is the Oklahoma Medical Marijuana Authority. Licenses are unlimited and the market is divided into the following types of licenses: grower, processor, dispensary, and transporter.

As of December 31, 2021, the Company has placed its operations in Oklahoma as held-for-sale. The Company conducted its operations in Oklahoma during the year ended December 31, 2021 in compliance, in material respects, with each regulation applicable to it in such state.

Oregon Operations

Oregon’s recreational licensing body is the Oregon Liquor and Cannabis Commission and medical licensure is overseen by the Oregon Health Authority (“OHA”). Neither licensing body has set a limit on the number of licenses able to be issued. Recreational license classes include Producer, Processor, Wholesale, Laboratory, Retail, and Research Certificate, while medical licenses are issued for Growers, Processors, Dispensaries, Physicians, and Laboratories.

Nearly 90% of licensed medical Growers in Oregon grow for only one patient, and there are a total two medical dispensaries in the state. No medical Processor in the state has applied for a new license or renewed an existing license since 2018.

For medical card holders, acceptable diagnoses include cancer, glaucoma, a degenerative or pervasive neurological condition, HIV/AIDS, PTSD, a medical condition or treatment for a medical condition that produces one or more of the following: cachexia (a weight-loss disease that can be caused by HIV or cancer), severe pain, severe nausea, seizures, including but not limited to seizures caused by epilepsy, and persistent muscle spasm, including but not limited to spasms caused by multiple sclerosis.

Though organizations may hold licenses to produce products for both the recreational and medical markets, medical and recreational products may not be sold out of the same retail location. Possession and daily sale limits, as well as maximum allowable cannabinoid concentrations by product, are higher for medical patients than recreational consumers.

The Oregon Health Authority has recently proposed an amendment to state marijuana and hemp testing and laboratory accreditation standards that, if passed, will have a significant impact on compliance testing for cannabis products.

The Company conducts its operations in Oregon in compliance, in material respects, with each regulation applicable to it in such state.

Pennsylvania Operations

Pennsylvania’s licensing body is the Pennsylvania Department of Health. The market is divided into the following types of licenses: grower processor, dispensary, and clinical registrants. A grower processor license allows for three dispensaries permits, dispensary licenses allow three locations, and a clinical registrant allows six dispensary licenses. A pharmacist is required to be available for all dispensaries and as of December 31, 2021, there were 151 operational dispensaries.

For medical card holders, acceptable diagnoses include ALS; anxiety disorders; autism; cancer, including remission therapy; Crohn's disease; damage to the nervous tissue of the central nervous system (brain-spinal cord) with objective neurological indication of intractable spasticity, and other associated neuropathies; dyskinetic and spastic movement disorders; epilepsy; glaucoma; HIV or AIDS; Huntington's disease; inflammatory bowel disease; intractable seizures; multiple sclerosis; neurodegenerative diseases; neuropathies; opioid use disorder for which conventional therapeutic interventions are contraindicated or ineffective, or for which adjunctive therapy is indicated in combination with primary therapeutic interventions; Parkinson's disease; PTSD; severe chronic or intractable pain of neuropathic origin or severe chronic or intractable pain; Sickle cell anemia; Terminal illness; and Tourette’s syndrome.

The Company conducts its operations in Pennsylvania in compliance, in material respects, with each regulation applicable to it in such state.

Utah Operations

Utah’s Medical Only market is overseen by two cannabis regulatory bodies: the Utah Department of Health oversees retail and home delivery functions, while the Utah Department of Agriculture oversees cultivation and processing. There are currently no new licenses available, although Changes of Ownership (not Sale of license) is permitted. There is no requirement for vertical integration, although in the most recent request for proposal for a new Pharmacy license, companies with vertical cultivation and processing were given priority. License classes include Pharmacy (retail), Cultivation, Processing and Home Delivery. A pharmacist must review all orders before release at point of sale.

For medical card holders, acceptable diagnoses include HIV or AIDS; Alzheimer’s disease; ALS; cancer; cachexia; persistent nausea that is not significantly responsive to traditional treatment, except for nausea related to: pregnancy, cannabis-induced cyclical vomiting syndrome, cannabinoid hyperemesis syndrome; Crohn’s disease or ulcerative colitis; epilepsy or debilitating seizures; multiple sclerosis or persistent and debilitating muscle spasms; PTSD that is being treated and monitored by a licensed health therapist, and that has been diagnosed by a healthcare provider by the Veterans Administration and documented in the patient’s record or has been diagnosed or confirmed by evaluation from a psychiatrist, masters prepared psychologist, a masters prepared licensed clinical social worker, or a psychiatric advanced practice registered nurse; autism; a terminal illness when the patient’s life expectancy is less than six months; a condition resulting in the individual receiving hospice care;· a rare condition or disease that affects less than 200,000 individuals in the U.S., as defined in federal law, and that is not adequately managed despite treatment attempts using conventional medications (other than opioids or opiates) or physical interventions; or pain lasting longer than two weeks that is not adequately managed, in the qualified medical provider’s opinion, despite treatment attempts using conventional medications other than opioids or opiates or physical interventions.

The Company conducts its operations in Utah in compliance, in material respects, with each regulation applicable to it in such state.

Vermont Operations

Vermont’s licensing body is the Cannabis Control Board and is vertically integrated. In the upcoming adult use program, licenses will include cultivation, products manufacturing, wholesale, retail, and testing labs. The adult use program will offer vertical integration if such licensees are of the current vertically integrated medical dispensaries.

For medical card holders, acceptable diagnoses include cancer, multiple sclerosis, HIV or AIDS, glaucoma, Crohn’s disease, Parkinson’s disease, PTSD (requires the Mental Health Care Provider Form), and a medical condition that produces one or more of the following symptoms may also qualify: wasting syndrome, chronic pain, severe nausea, or seizures.

Under the upcoming adult use legislation, plants may be designated as adult use or medical at time of harvesting. License applications for current vertically integrated dispensaries, small cultivators, and testing labs to participate in the adult use program will begin April 1, 2022, with licenses being issued and operations beginning on May 1, 2022. The proposed rules are currently being finalized

The Company conducts its operations in Vermont in compliance, in material respects, with each regulation applicable to it in such state.

Components of Our Results of Operations

U.S. Operations

Revenue

Retail and Wholesale Revenue

The Company derives its retail and wholesale revenue in states in which it is licensed to cultivate, process, distribute, and sell cannabis and hemp. The Company sells directly to customers at its retail stores and sells wholesale to other dispensaries or processors not owned by the Company.

Management Fee Income

Management fee income represents revenue related to management services agreements pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services, and lending facilities to medical and adult-use cannabis licensees. The Company recognizes revenue from these consulting services on a straight-line basis over the term of third-party consulting agreements as services are provided. This revenue has declined significantly due to ceasing to provide management services for several entities, often as a result of acquiring such entities.

Cost of Goods Sold

Cost of goods sold are derived from costs related to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers operating within state markets in which the Company operates. Cost of goods sold includes the costs directly attributable to the production of inventory and includes amounts incurred in the cultivation and manufacture of finished goods, such as flower, concentrates, and edibles.  Direct and indirect costs include but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities, and facilities costs associated with cultivation.

Change in Fair Value of Biological Assets

Biological assets are considered plants that are actively growing. In accordance with IAS 41 – Agriculture (“IAS 41”), biological assets are recorded at fair value, less costs to sell. At the time of harvest, the accumulated costs are transferred to inventory. The amount transferred becomes the carrying value of the inventory on a go-forward basis. When the inventory is sold, the fair value is relieved from inventory and the amount is expensed to the cost of goods sold. The cost of goods sold also includes the product cost and costs related to products acquired from other suppliers.

Gross Profit

Gross profit is revenue less cost of goods sold after net impact on fair value of biological assets. During the years ended December 31, 2021 and 2020 the Company did not utilize all available capacity as the Company has built operations ahead of current capacity needs with the expectation that the Company will continue to grow and in preparation of market expansion due to the introduction of adult-use in certain states as well as market growth. The Company expects gross profit to increase over the foreseeable future as it continues to invest in its current operations.

Operating Expenses

Salaries and benefits include non-cost-of-goods sold labor for each retail location and corporate labor expenses. The Company expects salaries and benefits to increase proportionally with store openings in the foreseeable future, but these expenses are expected to level off as operations are scaled in each market.

Sales and marketing expenses consist of selling costs to support the Company’s retail stores including branding and marketing expenses, and product development expenses. The Company expects selling costs to increase proportionally with each retail store opening.

Professional fees consist of accounting, legal, and acquisition related expenses. The Company expects these fees to fluctuate as expansion continues and subsequent acquisitions occur.

Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, director fees, and new business development expenses.

Other Income (Expense)

Interest income

The Company has notes receivable with various parties that earn interest income at rates ranging from 5% to 7%.

Interest expense

Interest expense consists of interest on outstanding borrowings under various promissory note agreements as well as amortization of debt discounts and deferred financing costs.

Other income (expense)

Other income consists of interest expenses related to lease liabilities, gains and losses related to investments for contingent considerations deemed no longer payable or that have been paid out, gains and losses on the disposal of assets and liabilities, gains and losses on the extinguishment of debt, and impairment losses on intangible assets.

Income taxes

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and foreign jurisdictions, where applicable.

As the Company operates in the state-legal cannabis industry, the Company is subject to Section 280E of the Internal Revenue Code which prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the CSA) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross income (revenue less cost of goods sold). Section 280E, therefore, has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations.  Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue Service (“IRS”) has subsequently applied Section 280E to state-legal cannabis businesses. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues.  In the states that the Company operates in that align their tax codes with Section 280E, it is also unable to deduct normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable and a higher effective tax rate than most industries.

European Operations

Revenue

Retail and Wholesale Revenue

The Company derives its retail cannabis revenues in the UK, where it holds a pharmacy license which enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. All product that is supplied to Israel is sold to a wholesaler who imports the Company’s flower. Non cannabis revenues are all derived from wholesale operations in Spain, the UK, Switzerland, and Germany.

Cost of Goods Sold

Cost of goods sold are derived from costs related to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers operating within European markets in which the Company operates. Cost of goods sold includes the costs directly attributable to the production of inventory and includes amounts incurred in the cultivation and manufacture of finished goods, such as flower, concentrates, and edibles. Direct and indirect costs include, but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities, and facility costs associated with cultivation.

Change in Fair Value of Biological Assets

Biological assets are considered plants that are actively growing. In accordance with IAS 41, biological assets are recorded at fair value, less costs to sell, at the time of harvest, which are transferred to inventory. The amount transferred becomes the carrying value of the inventory on a go-forward basis. When the inventory is sold, the fair value is relieved from inventory and the amount is expensed to the cost of goods sold. The cost of goods sold also includes the product cost and costs related to products acquired from other suppliers.

Gross Profit

Gross profit is revenue less cost of goods sold after net impact on fair value of biological assets. During the years ended December 31, 2021, and 2020, the Company did not utilize all available capacity as its operational capacity is greater than current needs in the jurisdictions in which it operates.  The Company expects gross profit to increase over the foreseeable future as it continues to invest in its current operations.

Operating Expenses

Salaries and benefits include non-cost-of-goods sold labor for each European market and corporate labor expenses.

Sales and marketing expenses consist of marketing expenses to support patient and doctor awareness of Curaleaf International medical cannabis products and are focused in two key markets, UK and Germany. The Company expects selling costs to increase as more markets come on stream and patient numbers increase in existing markets.

Professional fees consist of accounting, legal, and acquisition related expenses. The Company expects these fees to increase as expansion continues and subsequent acquisitions occur.

Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, director fees, and new business development expenses.

Other Income (Expense)

Other income (expense)

Other income (expense) primarily consists of gains and losses incurred in the mark-to-market revaluation of marketable securities held by the Company. In the year ended December 31, 2021, the Company incurred a loss of approximately $6,627 in relation to the revaluation of these securities.

Income taxes

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates.

SELECTED FINANCIAL INFORMATION

The Company reports results of operations of its subsidiaries from the date that control commences. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The following selected financial information includes only the results of operations after the Company established control of its subsidiaries. Accordingly, the information included below may not be representative of the results of operations if such subsidiaries had included their results of operations for the entire reporting period.

The following table sets forth selected financial information for the years indicated that was derived from our audited consolidated financial statements and the respective accompanying notes prepared in accordance with IFRS. See “Results of Operations for the Years ended December 31, 2021 and 2020” for additional details. The Company has made an immaterial restatement to the initial purchase accounting for the Select acquisition. Adjustments have been made to all of the comparative period financial statements presented herein. Refer to the heading "Restatement" below for more information.

The selected consolidated financial information set out below may not be indicative of Curaleaf’s future performance:

	Year Ended December 31,
	2021	2020 (As Restated)	2019
Revenue	$1,209,661	$626,637	$221,018
Cost of goods sold	621,610	311,148	102,386
Gross profit before impact of biological assets	588,051	315,489	118,632
Net change in fair value of biological assets	99,538	75,024	22,981
Gross profit	687,589	390,513	141,613
Operating expenses	511,955	318,076	169,330
Other expense, net	(110,838)	(41,641)	(18,072)
Net loss	(109,130)	(56,754)	(69,848)
Loss per share attributable to Curaleaf Holdings, Inc. - basic and diluted	$(0.15)	$(0.10)	$(0.15)

	Year Ended December 31,
	2021	2020 (As Restated)	2019
Total assets	$3,262,478	$2,365,505	$736,926
Long-term debt	434,123	285,001	87,953
Long-term lease liabilities	298,281	270,495	81,319

RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2021 AND 2020

The following table summarizes the Company’s results of operations for the years ended December 31, 2021 and 2020. The Company has made an immaterial restatement to the initial purchase accounting for the Select acquisition. Adjustments have been made to all of the comparative period financial statements presented herein. Refer to the heading "Restatement" below for more information.

	Year ended December 31,
	2021	2020 (As Restated)	$ Change	% Change

Revenues:
Retail revenue	$859,959	$423,183	$436,776	103%
Wholesale revenue	347,385	163,036	184,349	113%
Management fee income	2,317	40,418	(38,101)	(94)%
Total revenues	1,209,661	626,637	583,024	93%
Cost of goods sold	621,610	311,148	310,462	100%
Gross profit before impact of biological assets	588,051	315,489	272,562	86%
Realized fair value amounts included in inventory sold	(365,642)	(149,586)	(216,056)	144%
Unrealized fair value gain on growth of biological assets	465,180	224,610	240,570	107%
Gross profit	687,589	390,513	297,076	76%
Operating expenses	511,955	318,076	193,879	61%
Income from operations	175,634	72,437	103,197	142%
Other expense, net	(110,838)	(41,641)	(69,197)	166%
Income before provision for income taxes	64,796	30,796	34,000	110%
Income tax expense	(173,926)	(87,550)	(86,376)	99%
Net loss	(109,130)	(56,754)	(52,376)	92%
Less: Net income (loss) attributable to redeemable non-controlling interest	(7,399)	407	(7,806)	(1,918)%
Net loss attributable to Curaleaf, Holdings Inc.	$(101,731)	$(57,161)	$(44,570)	78%

	Year ended December 31,
	2021	2020

Retail revenue	$859,959	$423,183
Wholesale revenue	347,385	163,036
Management fee income	2,317	40,418
Total revenues	1,209,661	626,637
Cost of goods sold	621,610	311,148
Gross profit before impact of biological assets	588,051	315,489
Realized fair value amounts included in inventory sold	(365,642)	(149,586)
Unrealized fair value gain on growth of biological assets	465,180	224,610
Gross profit	$687,589	$390,513
Gross margin	57%	62%
Gross profit before impact of management fee income and biological assets	$585,734	$275,071
Gross margin before impact of management fee income and biological assets	49%	47%
Gross profit before impact of management fee income and after net gain on biological assets	$685,272	$350,095
Gross margin before impact of management fee income and after net gain on biological assets	57%	60%

Comparison of the Years Ended December 31, 2021 and 2020

Revenue

Revenue for the year ended December 31, 2021 was $1,209,661, an increase of $583,024, or 93%, compared to revenue of $626,637 for the year ended December 31, 2020. For the years ended December 31, 2021 and 2020, the Company’s wholesale revenue represented approximately 29% and 28% of total retail and wholesale revenue, respectively. The increase in revenue was driven by an increase of $621,125 in retail and wholesale revenue, offset by a decrease of $38,101 in management fee income. The increase in retail and wholesale revenue was primarily attributable to organic growth and new store openings in Arizona, Pennsylvania, Florida, Maine, and New Jersey. Additionally, increases in the current year are the result of the inclusion of full year results from the prior year acquisitions, including Grassroots and Curaleaf NJ, and the inclusion of revenues from the acquisitions completed in the current year including EMMAC and Los Sueños. See the “Recent Acquisitions” section herein for additional details on these transactions.

The decrease in management fee income of $38,101 is primarily due to the acquisitions of Curaleaf NJ, the managed not-for-profit in New Jersey in July 2020 and Alternative Therapies Group in November 2020, for which the Company previously provided management services.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the year ended December 31, 2021 was $621,610 an increase of $310,462, or 100% compared to cost of goods sold of $311,148 for the year ended December 31, 2020. The increase was primarily due to cultivation and processing costs directly related to the increase in cannabis revenue for the year ended December 31, 2021, as well as additional direct and indirect costs related to new cultivation facilities in New Jersey and Pennsylvania.

Biological asset transformation for the year ended December 31, 2021 was $99,538, an increase of $24,514, or 33%, compared to $75,024 for the year ended December 31, 2020. The change was primarily due to the increase of flower on hand due in part to the acquisitions described above.

Gross Profit

Gross profit for the year ended December 31, 2021 was $687,589, or 57% of revenue, compared to $390,513, or 62% of revenue, for the year ended December 31, 2020. The changes in gross profit are directly attributable to the changes in revenue and cost of goods sold described above.

Total Operating Expenses

	Year ended December 31,
	2021	2020 (As Restated)	$ Change

Salaries and benefits	$188,391	$104,252	$84,139
Sales and marketing	41,841	23,272	18,569
Rent and occupancy	27,957	13,124	14,833
Travel	7,942	4,779	3,163
Professional fees	39,669	47,598	(7,929)
Office supplies and services	29,091	17,237	11,854
Other	35,215	17,012	18,203
Total selling, general, and administrative	370,106	227,274	142,832
Depreciation and amortization	96,217	59,923	36,294
Share-based compensation	45,632	30,879	14,753
Total operating expenses	$511,955	$318,076	$193,879

Total operating expenses for the year ended December 31, 2021 were $511,955, an increase of $193,879 or 61%, compared to $318,076 for the year ended December 31, 2020, which represents 42% and 51% of total revenue for the years ended December 31, 2021 and 2020, respectively. The increase in total operating expenses was primarily attributable to the organic and acquisitional growth of the Company during the year ended December 31, 2021. The Company expanded the number of retail dispensaries from 96 at December 31, 2020 to 117 at December 31, 2021 and cultivation sites from 23 in 2020 to 25 in 2021, which increased the level of support staff necessary to run the expanded operation. The increases were partially offset by a decrease in professional fees during the period. Overall operating expenses were lower as a percent of revenue as the Company recognized synergies across operations.

Total Other Expense

	Year ended December 31,
	2021	2020	$ Change

Interest income	$629	$6,484	$(5,855)
Interest expense	(53,549)	(47,903)	(5,646)
Interest expense related to lease liabilities	(36,713)	(21,099)	(15,614)
Loss on impairment of goodwill and other intangible assets	(14,573)	(23,659)	9,086
Gain (loss) on investment	(2,974)	37,560	(40,534)
Other income (expense)	(3,658)	6,976	(10,634)
Total other expense, net	$(110,838)	$(41,641)	$(69,197)

Total net other expense for the year ended December 31, 2021, was $110,838 compared to $41,641 for the year ended December 31, 2020. The increase is primarily due to the change in gain (loss) on investment. In the prior year, the Company recognized gains related to contingent consideration from acquisitions deemed no longer payable, while in the current year the Company recognized a small cumulative loss on the sale of the HMS Assets, Elevate, Takoma, and the Grassroots Ohio assets. Additionally, as the Company has experienced increased organic and acquisitional growth, it has experienced an increase in interest expense related to lease liabilities. The increases in net other expense were offset by a decrease of $9,086 in loss on impairment of goodwill and other tangibles assets. In the prior year, the Company recognized an impairment loss of $23,659 on the Eureka license, while in the current year it recognized an impairment loss on the Eureka license when it was classified as held for sale in order to reflect the entity at its fair value less cost to sell, as well as an impairment loss on the Vermont cash-generated unit (“CGU”) during the annual impairment test; both impairment losses totaling $14,573.

Provision for Income Taxes

The Company recorded total income tax expense of $173,926 for the year ended December 31, 2021 with $19,105 as the deferred tax component. The Company recorded total income tax expense of $87,550 for the year ended December 31, 2020 with $11,720 as the deferred tax component. The increase was the result of increased gross profit in certain of the Company’s subsidiaries that are subjected to the restrictions of Section 280E and a higher state income tax rate.

Net Loss

Net loss for the years ended December 31, 2021 and 2020 was $109,130 and $56,754, respectively, which represents an increase in loss of $52,376, or 92%. The increase in net loss was primarily driven by organic and acquisitional growth, as well as the increase in other expense, net, described above. While the growth resulted in an increase in revenue, it also resulted in an increase in cost of goods sold, operating expenses, depreciation and amortization, lease expense, and income tax expense.

RESULTS OF OPERATIONS THREE MONTHS ENDED DECEMBER 31, 2021 AND 2020 AND THE THREE MONTHS ENDED SEPTEMBER 30, 2021.

The following table summarizes our results of operations for the three months ended December 31, 2021 and 2020 and the three months ended September 30, 2021. The Company has made an immaterial restatement to the initial purchase accounting for the Select acquisition. Adjustments have been made to all of the comparative period financial statements presented herein. Refer to the heading "Restatement" below for more information.

	Three months ended
	Q4 '21	Q3 '21	Q4 '21 vs	Q4 '21 vs	Q4 '20	Q4 '21 vs	Q4 '21 vs
	December 31,	September 30,	Q3 '21	Q3 '21	December 31,	Q4 '20	Q4 '20
	2021	2021 (As Restated)	$ Change	% Change	2020 (As Restated)	$ Change	% Change
Revenues:
Retail revenue	$225,592	$224,543	$1,049	0%	$164,932	$60,660	37%
Wholesale revenue	93,791	92,041	1,750	2%	64,351	29,440	46%
Management fee income	628	541	87	16%	970	(342)	(35)%
Total revenues	320,011	317,125	2,886	1%	230,253	89,758	39%
Cost of goods sold	160,574	172,216	(11,642)	(7)%	119,658	40,916	34%
Gross profit before impact of biological assets	159,437	144,909	14,528	10%	110,595	48,842	44%
Realized fair value amounts included in inventory sold	(102,234)	(112,691)	10,457	(9)%	(57,265)	(44,969)	79%
Unrealized fair value gain on growth of biological assets	122,343	150,516	(28,173)	(19)%	72,132	50,211	70%
Gross profit	179,546	182,734	(3,188)	(2)%	125,462	54,084	43%
Operating expenses	136,671	140,353	(3,682)	(3)%	102,449	34,222	33%
Income from operations	42,875	42,381	494	1%	23,013	19,862	86%
Other expense, net	(32,649)	(38,955)	6,306	(16)%	(17,893)	(14,756)	82%
Income before provision for income taxes	10,226	3,426	6,800	198%	5,120	5,106	100%
Income tax expense	(40,281)	(60,313)	20,032	(33)%	(42,022)	1,741	(4)%
Net loss	(30,055)	(56,887)	26,832	(47)%	(36,902)	6,847	(19)%
Less: Net income (loss) attributable to redeemable non-controlling interest	(2,512)	(2,363)	(149)	6%	165	(2,677)	(1,622)%
Net loss attributable to Curaleaf, Holdings Inc.	$(27,543)	$(54,524)	$26,981	(49)%	$(37,067)	$9,524	(26)%

	Three months ended
	Q4 '21	Q3 '21	Q4 '20
	December 31,	September 30,	December 31,
	2021	2021	2020

Retail revenue	$225,592	$224,543	$164,932
Wholesale revenue	93,791	92,041	64,351
Management fee income	628	541	970
Total revenues	320,011	317,125	230,253
Cost of goods sold	160,574	172,216	119,658
Gross profit before impact of biological assets	159,437	144,909	110,595
Realized fair value amounts included in inventory sold	(102,234)	(112,691)	(57,265)
Unrealized fair value gain on growth of biological assets	122,343	150,516	72,132
Gross profit	$179,546	$182,734	$125,462
Gross margin	56%	58%	54%
Gross profit before impact of management fee income and biological assets	$158,809	$144,368	$109,625
Gross margin before impact of management fee income and biological assets	50%	46%	48%
Gross profit before impact of management fee income and after net gain on biological assets	$178,918	$182,193	$124,492
Gross margin before impact of management fee income and after net gain on biological assets	56%	58%	54%

Comparison of the Three Months ended December 31, 2021 and 2020

Revenue

Retail and wholesale revenue was $319,383 for the three months ended December 31, 2021 compared to $229,283 for the three months ended December 31, 2020, which represents an increase of $90,100 or 39%. The increase in retail and wholesale revenue was primarily due to organic growth and new store openings in Arizona, Pennsylvania, Florida, Maine, and New Jersey, as well as the impact of acquisitions completed in the current year including Los Sueños and EMMAC.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the three months ended December 31, 2021 was $160,574, an increase of $40,916 or 34% compared to cost of goods sold of $119,658 for the three months ended December 31, 2020. The increase was primarily due to incremental cultivation and processing costs directly related to the increase in cannabis revenue for the three months ended December 31, 2021.

Biological asset transformation for the three months ended December 31, 2021 was $20,109 compared to $14,867 for the three months ended December 31, 2020. The increase was primarily due to the increase of flower on hand due in part to the acquisition described above.

Gross Profit

Gross profit for the three months ended December 31, 2021 was $179,546, or 56% of revenue, compared to $125,462, or 54% of revenue, for three months ended December 31, 2020. The changes in gross profit are directly attributable to the changes in revenue and cost of goods sold described above.

Comparison of the Three Months ended December 31, 2021 and September 30, 2021

Revenue

Revenue for the three months ended December 31, 2021 was $320,011, an increase of $2,886 or 1% compared to revenue of $317,125 for the three months ended September 30, 2021. The increase in revenue was driven by an increase of $2,799 in retail and wholesale revenue, offset by a decrease of $87 in management fee income.

Retail and wholesale revenue was $319,383 for the three months ended December 31, 2021 compared to $316,584 for the three months ended September 30, 2021, which represents an increase of $2,799 or 1%. The increase in retail and wholesale revenue was primarily attributable to revenue generated by Los Sueños, which was acquired October 1, 2021.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the three months ended December 31, 2021 was $160,574, a decrease of $11,642 or 7% compared to cost of goods sold of $172,216 for the three months ended September 30, 2021. The decrease was primarily due to increased efficiencies in cultivation and manufacturing processes.

Biological asset transformation for the three months ended December 31, 2021 was $20,109 compared to $37,825 for the three months ended September 30, 2021. The decrease was primarily due to a decrease in harvest additions during the three months ended December 31, 2021 in New Jersey and increases in flower production in Florida, which were not transferred out. Also, EMMAC’s Terra Verde cultivation, an outdoor cultivation site, harvested the majority of biological assets during the three months ended December 31, 2021 with a majority of these balances remaining in inventory at December 31, 2021. This outdoor facility plants for harvest once a year, which resulted in no biological asset additions during the three months ended December 31, 2021.

Gross Profit

Gross profit for the three months ended December 31, 2021 was $179,546, or 56% of revenue, compared to $182,734, or 58% of revenue, for three months ended September 30, 2021. The changes in gross profit are directly attributable to the changes in revenue and cost of goods sold described above.

Total Operating Expenses

	Three months ended			Q4'21 vs	Q4'21 vs
	December 31,	September 30,	December 31,	Q3'21	Q4'20
	2021	2021 (As Restated)	2020 (As Restated)	$ Change	$ Change
Salaries and benefits	$48,760	$51,332	$33,469	$(2,572)	$15,291
Sales and marketing	10,234	10,977	9,057	(743)	1,177
Rent and occupancy	7,595	6,556	5,165	1,039	2,430
Travel	2,682	2,634	1,111	48	1,571
Professional fees	12,663	12,460	8,419	203	4,244
Office supplies and services	7,468	7,014	6,156	454	1,312
Other	10,855	10,827	4,912	28	5,943
Total selling, general, and administrative	100,257	101,800	68,289	(1,543)	31,968
Depreciation and amortization	27,239	25,373	18,046	1,866	9,193
Share-based compensation	9,175	13,180	16,114	(4,005)	(6,939)
Total operating expenses	$136,671	$140,353	$102,449	$(3,682)	$34,222

Comparison of the Three Months ended December 31, 2021 and 2020

Total operating expenses for the three months ended December 31, 2021 were $136,671, an increase of $34,222 or 33%, compared to $102,449 for the three months ended December 31, 2020, which represents 43% and 44% of total revenue for the three months ended December 31, 2021 and 2020, respectively. The increase in operating expenses was primarily attributable to the organic and acquisitional growth of the Company during the year ended December 31, 2021. The Company expanded the number of retail dispensaries from 96 at December 31, 2020 to 117 at December 31, 2021, which increased the level of support staff necessary to run the expanded operations. The increases were partially offset by a decrease in share-based compensation expense during the period.

Comparison of the Three Months ended December 31, 2021 and September 30, 2021

Total operating expenses for the three months ended December 31, 2021 were $136,671, a decrease of $3,682 or 3%, compared to $140,353 for the three months ended September 30, 2021, which represents 43% and 44% of total revenue for the three months ended December 31, 2021 and September 30, 2021 The decrease was primarily due to decreases in share-based compensation and salaries and benefits, which was offset by an increase in rent and occupancy.

Total Other Expense

	Three Months Ended			Q4 '21 vs	Q4 '21 vs
	December 31,	September 30,	December 31,	Q3 '21	Q4 '20
	2021	2021	2020	$ Change	$ Change
Interest income	$134	$129	$24	$5	$110
Interest expense	(13,470)	(15,659)	(13,695)	2,189	225
Interest expense related to lease liabilities	(9,290)	(9,524)	(11,695)	234	2,405
Loss on impairment of goodwill and other intangible assets	(8,901)	(5,672)	(23,659)	(3,229)	14,758
Gain (loss) on investment	(2,807)	(2,315)	26,954	(492)	(29,761)
Other income (expense)	1,685	(5,914)	4,178	7,599	(2,493)
Total other expense, net	$(32,649)	$(38,955)	$(17,893)	$6,306	$(14,756)

Comparison of the Three Months ended December 31, 2021 and 2020

Total net other expense for the three months ended December 31, 2021, was $32,649 compared to $17,893 for the three months ended December 31, 2020. The increase is primarily due to the decrease in gain (loss) on investment period-over-period; in the prior year the Company recognized gains related to contingent consideration from acquisitions deemed no longer payable. The decrease in gain on investment was slightly offset by a decrease in loss on impairment during the period. For the three months ended December 31, 2020, the Company recognized an impairment loss of $23,659 on the Eureka license, while during the three months ended December 31, 2021, the Company recognized an impairment loss of $8,901 on the Vermont CGU.

Provision for Income Taxes

The Company recorded an income tax expense of $40,281 for the three months ended December 31, 2021, compared to an income tax expense of $42,022 for the three months ended December 31, 2020. An increase in income tax expense as a result of increased gross profit in certain of the Company’s subsidiaries that are subjected to the restrictions of Section 280E was offset by deferred tax benefits related to the amortization of certain acquired intangibles.

Net Loss

Net loss for the three months ended December 31, 2021 was $30,055 compared to net loss of $36,902 for the three months ended December 31, 2020, which represents a decrease in loss of $6,847, or 19%. The decrease in net loss was primarily driven by the increase in gross profit as well as the decrease in income tax expense and impairment loss period-over-period, as discussed above.

Comparison of the Three Months ended December 31, 2021 and September 30, 2021

Total net other expense for the three months ended December 31, 2021 was $32,649 compared to $38,955 for the three months ended September 30, 2021. The decrease in expense is primarily attributable to a decrease in interest expense and other income (expense).

Provision for Income Taxes

The Company recorded an income tax expense of $40,281 for the three months ended December 31, 2021, compared to an income tax expense of $60,313 for the three months ended September 30, 2021. The decrease was mainly the result of  certain discrete tax expense items recorded for the three months ended September 30, 2021.

Net Loss

Net loss for the three months ended December 31, 2021 was $30,055 compared to net loss of $56,887 for the three months ended September 30, 2021, which represents a decrease in loss of $26,832, or 47%. The decrease in net loss was primarily driven by the decreases in operating expenses, other income (expense), and decreases in the provision for income taxes for the three months ended December 31, 2021.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

The Company’s primary need for liquidity is to fund working capital requirements of the business, capital expenditures, acquisitions, debt service, and for general corporate purposes. To date the Company’s primary source of liquidity has been from funds generated by financing activities, including the private placement completed in connection with the Company’s Business Combination, the private placement of SVS completed in July 2020, the overnight marketed public offering of SVS completed in January 2021, and the private placement of $475,000 aggregate principal amount of Senior Secured Notes – 2026 (as defined below) completed in December 2021.  The Company’s ability to fund the Company’s operations, to make planned capital expenditures, to complete planned acquisitions, to make scheduled debt and lease payments, and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond the Company’s control. See the “Financial Instruments and Financial Risk Management” and “Risk Factors” sections of this MD&A.

As of December 31, 2021, the Company had $299,329 of cash and cash equivalents and working capital of $636,863 (current assets minus current liabilities), compared with $73,542 of cash and cash equivalents and $197,736 of working capital as of December 31, 2020. The increase of $439,127 in the working capital was primarily due to the closing of the private placement of Senior Secured Notes – 2026 (as defined below), for aggregate gross proceeds of $475,000, which were used to repay the pre-existing debt as discussed below.

The Company is generating cash from sales and is investing its capital reserves in current operations and new acquisitions that are expected to generate additional earnings in the long term.

The Company expects that its cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet its capital requirements and operational needs for the next 12 months.

Recent Financing Transactions

Term Loan Facility

In January 2020, the Company closed on a senior secured term loan facility (“Term Loan Facility”) from a syndicate of lenders totaling $300,000. The Company satisfied its obligations in full under the Term Loan Facility in connection with, and out of the proceeds of the Senior Secured Notes – 2026 (as defined below) in December 2021. The retirement of the loan was accounted for as a non-substantial debt modification as it relates to the carryover lenders (as defined below). See further details below in Senior Secured Notes – 2026.

Promissory Note – 2024

In October 2020, the Company entered into a promissory note with a principal sum of $10,000 with Baldwin Holdings, LLC (“Promissory Note – 2024”) to replace the contingent liability incurred in connection with the Curaleaf, MA acquisition which was deemed completed in March 2020. The issue price of the Promissory Note – 2024 was equal to 97.00% of the principal amount of the Promissory Note – 2024 and the remaining $300 was treated as Original Issue Discount. The Company satisfied its obligations in full under the Promissory Note – 2024 in connection with, and out of the proceeds of the Senior Secured Notes – 2026 (as defined below). The retirement of the note was accounted for as a non-substantial debt modification as it relates to Baldwin Holdings, LLC, which was part of the carryover lenders (as defined below). See further details below in Senior Secured Notes – 2026.

Credit Facility – 2024

In January 2021, the Company entered into a $50,000 secured credit facility (the “Credit Agreement”) with a syndicate of lenders. The net proceeds from borrowings under the Credit Agreement were used to fund capital expenditures to support future growth initiatives, potential acquisitions, and for general corporate purposes. The Company satisfied its obligations in full under the Promissory Note – 2024 in connection with, and out of the proceeds of the Senior Secured Notes – 2026 (as defined below). The retirement of the facility was accounted for as a non-substantial debt modification as it relates to the carryover lenders (as defined below). See further details below in Senior Secured Notes – 2026.

Senior Secured Notes – 2026

In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475,000 (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200,000 of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026.

The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first of which will be June 15, 2022.

The net proceeds from the Senior Secured Notes - 2026 were used to extinguish existing indebtedness related to the Credit Facility – 2024, Promissory Note – 2024, and the Term Loan Facility as described above with the remainder, after transaction fees of $4,883, to be used for acquisitions and general corporate purposes. As indicated above, the transaction was accounted for as a non-substantial debt modification as it relates to the lenders that had previously participated in the Term Loan Facility, Promissory Note – 2024, or the Credit Facility – 2024 and also participated in the Senior Secured Notes – 2026 (the “carryover lenders”). The non-substantial debt modification related to the carryover lenders resulted in the deferral of a debt discount and deferred financing costs of $47,848 that is being amortized over the life of the loan, as well as a gain of $32,898 related to recording a discount on the modified debt in order to adjust the carrying value to the net present value of the revised cash flows, which was partially offset by a loss related to prepayment penalties of $12,351.

The extinguishment of the debt, related to lenders that did not carry over their debt, resulted in a loss of $20,703, which was comprised of $11,476 of prepayment penalties, as well as a $9,227 write-off of the remaining discount and deferred financing costs related to the extinguished debt. The net loss on the transaction was $156.

The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.

A copy of the Note Indenture is available on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/shtml.

Equity Offering

On January 12, 2021, the Company completed an overnight marketed offering of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering, for total gross proceeds of C$316,883, before deducting the underwriters’ fees and estimated offering expense. The Company used the net proceeds of $240,569 from the overnight marketed offering for working capital and general corporate purposes.

Cash Flows

The following table summarizes the sources and uses of cash for each of the periods presented:

	Year ended
	December 31,
	2021	2020
Net cash provided by (used in) operating activities	$(33,964)	$12,355
Net cash used in investing activities	(163,974)	(197,110)
Net cash provided by financing activities	424,800	224,076
Net increase in cash and cash equivalents	$226,862	$39,321

Operating Activities

During the year ended December 31, 2021 and 2020, operating activities used $33,964 and provided $12,355, respectively, of cash. For the year ended December 31, 2021, cash used by changes in operating assets and liabilities was primarily attributable to an increase in inventories, accounts receivable, and prepaid expenses and other current assets, which was partially offset by a decrease in biological assets and an increase in income taxes payable. For the year ended December 31, 2020, cash provided by changes in operating assets and liabilities was primarily attributable to a decrease in biological assets and an increase in income taxes payable, partially offset by increases in inventory and other assets.

Investing Activities

During the year ended December 31, 2021 and 2020, investing activities used $163,974 and $197,110, respectively, of cash. For the year ended December 31, 2021, cash used in investing activities was primarily attributable to payments in purchases of property and equipment and completion of the OGT and Los Sueños acquisitions, partially offset by cash acquired and consolidated in the Grassroots Maryland, Los Sueños, and EMMAC acquisitions and proceeds from the sale of the HMS Assets, Elevate, Takoma, and the Grassroots Ohio assets. For the year ended December 31, 2020, cash used in investing activities was primarily due to payments in purchases of property and equipment, completion of acquisitions including Grassroots, and advanced under notes receivable.

Financing Activities

During the year ended December 31, 2021 and 2020, financing activities provided $424,800 and $224,076, respectively, of cash. During the year end December 31, 2021, cash provided by financing activities was primarily due to cash received for financing agreements including the $50,000 Credit Facility – 2024 and the $475,000 Senior Secured Notes – 2026, issuance of SVS, proceeds from sale lease back transactions, and proceeds received for the minority interest investment in Curaleaf International, which was offset by lease liability payments, principal payments on debt and the payoff of debt which included the $50,000 Credit Facility – 2024, the $10,000 Promissory Note – 2024, and the $300,000 Term Loan Facility, and minority buyouts. During the year ended December 31, 2020, cash provided by financing activities was primarily due to cash received for financing agreements including the $10,000 Promissory Note – 2024 and the $300,000 Term Loan Facility, from a sale leaseback transaction, and cash received in the private placement, which was offset by lease liability payments, principal payments on debt, and minority buyouts.

Contractual Obligations and Commitments

The Company leases space for its offices, cultivation centers, and retail dispensaries. Key movements as of December 31, 2021 relating to the lease balances are present below:

Period	Scheduled payments
2022	$55,563
2023	53,414
2024	51,359
2025	49,701
2026	48,395
2027 and thereafter	347,693
Total undiscounted lease liability	606,125
Impact of discount	(286,674)
Lease liability at December 31, 2021	319,451
Less current portion of lease liability	(19,279)
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(1,891)
Long-term portion of lease liability	$298,281

Real estate leases typically extend for a period of 1–10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial contract term and is at the option of the Company as the lessee. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low-value or short-term in nature and therefore no right-of-use assets (“ROU assets”) and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the years ended December 31, 2021 and 2020 were immaterial.

Amounts in the table below reflect the contractually required principal and interest payments payable under promissory note agreements and other long-term debt. The various borrowings bear interest at rates up to 8% per annum:

Period	Amount
2022	$1,966
2023	—
2024	—
2025	—
2026	475,000
2027 and thereafter	6,670
Total future debt obligations	$483,636

SUMMARY OF QUARTERLY RESULTS

	Q4 2021	Q3 2021 (As Restated)	Q2 2021 (As Restated)	Q1 2021 (As Restated)	Q4 2020 (As Restated)	Q3 2020 (As Restated)	Q2 2020 (As Restated)	Q1 2020 (As Restated)
Revenue	$320,011	$317,125	$312,205	$260,320	$230,253	$182,408	$117,480	$96,496
Cost of goods sold	160,574	172,216	156,967	131,853	119,658	90,633	56,844	44,013
Net change in fair value of biological assets	20,109	37,825	29,257	12,347	14,867	24,008	20,591	15,556
Gross profit	179,546	182,734	184,495	140,814	125,462	115,783	81,227	68,039
Operating expenses	136,671	140,353	130,216	104,716	102,449	97,025	57,149	61,455
Other expense, net	(32,649)	(38,955)	(19,026)	(20,208)	(17,893)	(6,557)	(9,993)	(7,196)
Net income (loss)	(30,055)	(56,887)	(7,371)	(14,818)	(36,902)	(6,544)	551	(13,861)
Less: Net income (loss) attributable to redeemable non-controlling interest	(2,512)	(2,363)	(2,524)	—	165	412	193	(363)
Net loss attributable to Curaleaf Holdings, Inc.	(27,543)	(54,524)	(4,847)	(14,818)	(37,067)	(6,956)	358	(13,498)
Loss per share - basic and diluted	$(0.04)	$(0.08)	$(0.01)	$(0.02)	$(0.06)	$(0.01)	$0.00	$(0.03)
Weighted average SVS outstanding - basic and diluted	707,450,310	703,545,262	701,668,932	682,041,420	660,398,593	625,228,556	533,192,806	507,700,498

The above results were significantly impacted by the acquisitions which occurred in each quarter. During the year ending December 31, 2020, the Company completed the following acquisitions: (i) Q1 2020: Select, Arrow Alternative Care, Inc., and Remedy Compassion Center; (ii) Q2 2020: Grassroots, Virginia’s Kitchen, LLC d/b/a Blue Kudu, Curaleaf NJ, Inc., and Primary Organic Therapy, Inc; (iii) Q3 2020: PalliaTech Florida LLC; and (iv) Q4 2020 Alternative Therapies Group, Inc. The Company has made an immaterial restatement to the initial purchase accounting for the Select acquisition. Additionally, during the year ended December 31, 2021, the Company completed the following acquisitions: (i) Q2 2021: EMMAC and Maryland Compassionate Care and Wellness, LLC; (ii) Q3 2021: Ohio Grown Therapies, LLC; and (iii) Q4 2021: Los Sueños. Each successive acquisition, in combination with organic growth, resulted in higher revenues period-over-period.

Adjustments have been made to all of the comparative period financial statements presented herein. Refer to the heading "Restatement" below for more information.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date hereof, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company incurred the following transactions with related parties during the years ended December 31, 2021 and 2020.

			Balance receivable (payable)
	December 31,		December 31,
Transaction	2021	2020	2021	2020
Processing fees (1)	$—	$2,220	$—	$—
Consulting fees (2)	641	1,225	—	—
Travel and reimbursement (3)	1,279	180	—	—
Rent expense, net (4)	(130)	(208)	—	—
Equipment purchases (5)	2,726	—	—	—
Senior Secured Notes - 2026 (6)	43	—	(10,000)	—
Promissory Note - 2024 (6)	2,183	1,047	—	(9,700)
Non-consolidated GR Companies (7)	—	—	—	5,947
	$6,742	$4,464	$(10,000)	$(3,753)

(1) For the year ended December 31, 2020, the Company recognized direct expenses of $2,220, for processing expenses with Sisu Extracts, a state licensed processor in California, that performed toll processing services for the Company. Cameron Forni, former Select President, holds a passive investment in Sisu Extracts. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no on-going contractual commitments related to these transactions.

(2) For the year ended December 31, 2021, the Company recognized consulting expense of $271 for real estate management and advisory services to Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member. The Company also recognized consulting expense of $370 for the year ended December 31, 2021 for similar services to Measure 8 Venture Partners, a Company controlled by Boris Jordan, Executive Chairman and control person of the Company. For the year ended December 31, 2020, the Company recognized $1,000 of consulting expenses to Measure 8 Venture Partners and $74 in consulting services for work directly performed by Mr. Jordan. For the year ended December 31, 2020, the Company recognized consulting expense of $151 for real estate management and advisory services to Frontline Real Estate Partners, LLC. There are on-going contractual commitments related to these transactions.

(3) For the year ended December 31, 2021, the Company recognized $1,257 and $22 in travel and other business development costs for payments made to Measure 8 Venture Partners and to Mr. Jordan, respectively for reimbursements of certain expenses incurred by them. For the year ended December 31, 2020, the Company recognized $40 and $140 for payments made to Measure 8 Venture Partners and Mr. Jordan, respectively, for reimbursement of certain expenses incurred by them. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are on-going contractual commitments related to these transactions.

(4) For both the years ended December 31, 2021 and 2020, the Company recognized a rent expense credit of $238 for a sublease between Curaleaf NY LLC and Measure 8 Venture Partners. For the years ended December 31, 2021 and 2020, the Company recognized rent expense of $108 and $30, respectively, for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.

(5) For the year ended December 31, 2021, the Company paid $2,726 to Sentia Wellness to purchase hemp processing equipment. Sentia Wellness is a Cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Mr. Jordan and Mr. Forni have interests in Sentia Wellness. There are no on-going contractual commitments related to this transaction.

(6) For the year ended December 31, 2021, Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10,000 of the total $475,000 of Senior Secured Notes – 2026. The Company recognized interest expense of $43 related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the $9,700 and related interest expense of $1,257 and prepayment penalty fee of $923. For the year ended December 31, 2020, interest expense under the Promissory Note –

2024 was $1,047. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.

(7) Through its acquisition of Grassroots, the Company acquired an option to purchase MCCW from its sole owner, KDW, subject to regulatory approval. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland. MCCW is the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Kahn, a member of the Company’s board of directors, is a minority stockholder, the sole director and an officer of KDW. As of December 31, 2020, $5,947 represents certain intercompany amounts receivable between KDW and the Company.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the years ended December 31, 2021 and 2020 are as follows:

	Year ended
	December 31,
Key management personnel compensation	2021	2020
Short-term employee benefits	$4,972	$4,123
Other long-term benefits	43	46
Share-based payments	15,329	17,093
Total key management personnel compensation	$20,344	$21,262

RECENT ACQUISITIONS

The following acquisitions were completed during the year ended December 31, 2021.

EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales

On April 7, 2021, the Company established an overseas subsidiary named Curaleaf International Holdings Limited (“Curaleaf International”) together with a strategic investor who provided initial capital of $130,798 for 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Subsequently, Curaleaf International acquired EMMAC, the largest vertically integrated independent cannabis company in Europe. This infusion of outside capital into Curaleaf International significantly accelerates Curaleaf's expansion plans in Europe by fully funding Curaleaf's cash outlay for the acquisition of EMMAC (the “EMMAC Transaction”) and providing the capital required to support Curaleaf International's European rollout.

Curaleaf and the strategic investor have entered into a shareholders' agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor's stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.

The new Curaleaf International platform includes cultivation, EU GMP-certified processing, distribution, and R&D operations across several key European medical cannabis markets, including the United Kingdom, Germany, Italy, Spain, and Portugal. Terra Verde, Curaleaf International's European market cultivation facility in Portugal, is one of the oldest licensed cannabis growing facilities in Europe with approximately three hectares of cultivation area and is an industry leader on the cannabis production cost efficiency front. The Portugal based cultivation facility provides Curaleaf International with the potential to serve customers across key European medical cannabis markets as well as supporting exports to countries such as Israel, among others. Curaleaf International plans to significantly increase its cultivation capacity in 2021, and to exceed 10 tons per year by 2022, in order to accommodate future growth related to the expansion of access to cannabis across the major European medical and adult-use, as well as export markets. Curaleaf International also has an operational presence and partnerships in European Union countries that are enacting new medical cannabis access programs. Curaleaf International will also serve as the platform for other possible acquisitions in Europe and adjacent areas, and for its participation in pilot adult-use programs.

In connection with the EMMAC Transaction, Mr. Antonio Costanzo has been appointed as the new Chief Executive Officer of Curaleaf International, with the former EMMAC management team continuing to lead Curaleaf's new European presence as well as driving local European strategy and day-to-day operations. The EMMAC Transaction constituted a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures, LP, an investment fund managed by Mr. Boris Jordan, the Executive Chairman and control person of the Company, having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction and Curaleaf International Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the proposed EMMAC Transaction and Curaleaf International Transaction (the “Special Committee”), all of which are independent members of the Board of Directors within the meaning of National Instrument 52-110. The Special Committee has received a fairness opinion from Eight Capital to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction is fair from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

Post- EMMAC Transaction, the former shareholders of EMMAC have approximately 3% ownership of the Company on a fully-diluted basis, before factoring in the performance-based earn-outs. The portion of the consideration paid through the issuance of SVS is subject to a lock-up agreement with each recipient restricting trading of the share received, with initial release of 5% of SVS at closing and subsequent releases of 5% of SVS from such restrictions at the end of each calendar quarter following the closing.

Base consideration for the EMMAC Transaction consisted of (i) approximately $45,211 in cash, (ii) the issuance of 15,714,390 SVS to benefit the former holders of ordinary shares of EMMAC with a fair value, based on a third party valuation that takes into account transfer restrictions and the time value of money, of approximately $178,578 and (iii) 706,105 SVS to be held in escrow in accordance with the terms of the share purchase agreement with a fair value of approximately $7,401. The portion of the consideration paid through the issuance of SVS is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 5% of SVS from such restrictions at closing, and subsequent release of 5% of SVS from such restrictions at the end of each calendar quarter following the closing of the EMMAC Transaction. Additional consideration may become payable based upon the successful achievement of certain performance milestones including being permitted by a governmental entity in Europe to sell, produce, market, or distribute cannabis for recreational purposes on a temporary, trial, experimental, interim, study, or pilot basis, achieving revenue targets in 2022 in the UK and Germany markets, and dry flower production at the Terra Verde cultivation facilities of at least 10 tons during 2022. The total contingent consideration related to the EMMAC Transaction had a fair value of $27,207 as of the acquisition date. The Company also assumed a contingent consideration liability related to the EMMAC Transaction of Terra Verde in 2020, which had a fair value of $9,154. After working capital adjustments at closing, the total consideration for EMMAC was $267,551.

Maryland Compassionate Care and Wellness, LLC (“MCCW”)

Through its acquisition of Grassroots, the Company acquired an option to purchase MCCW from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval, which was received on May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland and the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Mitchell Kahn, a member of the Company’s board of directors, is a minority stockholder, the sole director, and an officer of KDW. Total consideration paid for MCCW $132,232 of the total Grassroots consideration that had been allocated as prepaid acquisition consideration. The Company made a retrospective measurement period adjustment to the accounting for the acquisition recorded as at June 30, 2021 as it relates to total consideration attributable to the acquisition.

Ohio Grown Therapies, LLC, an Ohio limited liability company (“OGT”)

In May 2019, the Company entered into an agreement granting it an option to acquire OGT for $20,000 in order to expand the Company’s cultivation and processing capacity in Ohio. Regulatory approval to complete the transaction was received in July 2021. In accordance with the purchase agreement, the Company paid $5,000 cash in May 2019, $7,500 in cash in July 2020, and the final $7,500 in cash in July 2021 upon closing. Upon closing, the full $20,000 related to the acquisition, which was entirely attributable to the license acquired, was reclassified to intangibles.

Los Sueños Farms, LLC and its related entities

On October 1, 2021, the Company completed the acquisition of Los Sueños Farms and its related entities (“Los Sueños”), the largest outdoor grow in Colorado. Following the successful completion of the Los Sueños acquisition, Curaleaf gains three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity including land, equipment, and licensed operating entities; an 1,800 plant indoor grow; and two retail cannabis dispensary locations serving adult use customers. The Company acquired Los Sueños, the Company’s first outdoor grow, in order to increase cultivation capacity to accelerate the Company’s growth in and share of the Colorado market and in order to leverage Los Sueños’ outdoor cultivation expertise.

Following pre-closing adjustments, the aggregate consideration paid by the Company to acquire Los Sueños was comprised of (i) approximately $20,582 payable in cash, (ii) the cash payoff of two notes in the aggregate amount of $9,439 and (iii) the issuance of 2,539,474 SVS to the former owners of Los Sueños having a fair value, based on a third- party valuation taking into account transfer restrictions and the time value of money, of approximately $23,449. The portion of the consideration paid through the issuance of SVS was subject to a regulatory “hold period” and is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 20% of the SVS from such restrictions upon closing, and subsequent releases of 5% of the SVS from such restrictions at the end of each calendar quarter following closing. Additional consideration may become payable by the Company based upon the successful achievement of certain performance milestones including achieving cash flow targets in 2022 and obtaining enhanced tier licenses. The aggregate contingent consideration related to Los Sueños has a fair value of $2,690.n

PENDING ACQUISITIONS

The following acquisition was completed subsequent to December 31, 2021. The Company has concluded that it did not control the operations of the acquiree in accordance with IFRS 10, prior to acquisition and accordingly, the results of the below entity are not included in the consolidated financial statements:

Bloom Dispensaries

On December 28, 2021, the Company announced it had entered into a definitive agreement to acquire Bloom Dispensaries (“Bloom”), a vertically integrated, single state cannabis operator in Arizona. The transaction closed on January 19, 2022.

The transaction with Bloom includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and the only dispensary currently in Sedona. In addition, Bloom strengthens Curaleaf’s production capabilities in Arizona with the addition of two adjacent cultivation and processing facilities located in north Phoenix totaling approximately 63,500 sq. ft. of space.

Under the terms of the agreement, the Company paid cash consideration of $71,015 which included a working capital adjustment of $19,914 at close, with the remaining approximately $160,000 of consideration consisting of three promissory notes of $50,000, $50,000, and $60,000 due, respectively, on the first, second and third anniversary of closing of the transaction. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS on the third anniversary of closing. The notes are recourse only to the membership interests of Bloom and will not be guaranteed by any Curaleaf entity.

The Company has signed a definitive agreement in connection with the following acquisitions, but such acquisitions were not completed during the time between December 31, 2021 and the filing of this document. The Company has concluded that it does not control the operations of the acquirees in accordance with IFRS 10, and accordingly, the results of the following entities are not included in the consolidated financial statements:

Tryke Companies

On November 8, 2021, the Company announced it had entered into a definitive agreement to acquire Tryke Companies (“Tryke”) (dba Reef Dispensaries), a privately held vertically integrated, multi-state cannabis operator.

The transaction represents a compelling opportunity to enhance the Company’s operations in Arizona, Nevada, and Utah. Tryke currently owns and operates six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals, and CBD products at a range of price points. Tryke’s product portfolio is highly complementary to the Company’s, and together the Company expects to offer consumers and retailers in Arizona, Nevada, and Utah an even broader selection of premium cannabis products.

Under the terms of the agreement, the Company will pay $40,000 in cash at closing, with a remaining $75,000 in cash to be paid in three equal installments on the first, second, and third anniversaries of the closing of the transaction. The stock portion of the transaction, which consists of 17,000,000 SVS, will also be paid in three equal installments on the first, second, and third anniversaries of the closing. The base consideration is based upon Tryke being cash and debt free and having normalized working capital at closing and is, therefore, subject to adjustment. An incremental earnout of up to 1,000,000 SVS may be paid in 2023 based on the business of Tryke exceeding certain EBITDA targets for the year 2022. The closing of the transaction is expected to occur during 2022 subject to customary closing conditions, including the receipt of approval from the applicable state regulators, including the Nevada Cannabis Compliance Board.

Natural Remedy Patient Center, LLC

On December 23, 2021, the Company announced it had entered into a definitive agreement to acquire Natural Remedy Patient Center, LLC, a Safford, Arizona dispensary, in a cash and stock transaction valued at approximately $13,000.

Under the terms of the agreement, Curaleaf will pay $12,000 in cash and total share consideration of $1,000 worth of SVS based on the market price during the period before closing. The SVS will be subject to a two-year lockup period from the date of close. The transaction is expected to close in the first quarter of 2022 subject to customary approvals and closing conditions.

Pueblo West Organics, LLC

In January 2022, the Company signed an agreement with the owners of Pueblo West Organics, LLC (“PWO”) to acquire 100% of PWO for $6,250 on a cash and debt free basis, subject to standard purchase price adjustments. The transaction was structured as the acquisition of the equity of PWO and an outstanding call option on the equity held by a third party.  PWO operates in Pueblo West, CO (i) a 75,960 sq. ft. indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 sq. ft. licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility.  The transaction is expected to close in the second quarter of 2022 upon completion of standard closing conditions including regulatory approvals.

CHANGES IN OR ADOPTION OF ACCOUNTING PRACTICES

The Company has implemented all applicable IFRS standards recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

The following is a brief summary of the new standards issued but not yet effective:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-Current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Annual Improvements to IFRS Standards 2018-2020

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020. The pronouncement contains amendments to International Financial Reporting Standards as result of the IASB's annual improvements project. The Annual Improvements to IFRS Standards 2018-2020 include amendments to IFRS 1, IFRS 9, and IAS 41, which are all effective for annual periods beginning on or after January 1, 2022 with earlier application permitted. The only update applicable to the Company is the amendment to IFRS 9. The Company early adopted this guidance during the year ended December 31, 2021.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a single transaction

In May 2021, the IASB published Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“Amendments to IAS 12”). The Amendments to IAS 12 clarify how companies account for deferred tax on transactions such as leases and de-commissioning obligations. The main change in this amendment is that the initial recognition exemption in IAS 12.15(b) and IAS 12.24 is clarified to not be applicable to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. The Amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s annual audited consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the audited consolidated financial statements are described below.

Biological Assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of biological assets, the Company uses observable market data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company reevaluates market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business Combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process, and whether the acquired set has the ability to produce outputs.

One of the most significant estimates relates to the determination of the fair value of assets and liabilities of the acquiree. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in the consolidated statements of profits or losses at the date of acquisition. Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the consolidated statements of profits or losses. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the consolidated statements of profits or losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

The Company utilizes the guidance prescribed by Amendments to IFRS 3 – Business Combinations (the “IFRS 3 Amendment”). The IFRS 3 Amendment changes the definition of a business and allows entities to use a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Share-based Payment Arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields, and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Goodwill impairment

Goodwill is allocated to the CGU or CGUs which are expected to benefit from the synergies of the combination. In determining its CGUs, the Company has completed an internal analysis to identify the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Given the nature of the Company’s business, management generally identifies CGUs based on jurisdiction and the Select brand.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with IAS 36. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a CGU level using a discounted cash flow method. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess of impairment amount is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the consolidated statements of profits or losses in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Assets held for sale

The Company classifies assets held for sale in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations (“IFRS 5”). When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded.

NCI and NCI Redemption Liability

NCI represents equity interests in the Company’s subsidiaries that are owned by parties that are not shareholders of Curaleaf Holdings, Inc. The share of net assets attributable to NCI is presented as a component of equity. The NCI’s share of net income or loss is recognized directly in equity. Changes in the Company’s ownership interest that do not result in a loss of control are accounted for as equity transactions. Certain NCIs are subject to put/call rights which are recorded as a financial liability at the present value of the redemption amount, with subsequent changes in fair value recognized in equity within the redeemable NCI line item.

COVID-19 estimation uncertainty

The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business. The duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. In addition, it is possible that estimates in the Financial Statements will change in the near term as a result of the COVID-19 pandemic, and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets, intangibles assets, and goodwill. Most specifically, the sudden emergence of the Omicron variant in November 2021 resulted in significant travel and other restrictions being reimposed in several jurisdictions and in reduced retail traffic globally. Future developments on the COVID-19 pandemic are highly uncertain and out of the Company’s control. Prolonged disruptions due to the pandemic, including the emergence of new COVID-19 variants or mutations, delays in the global vaccination rollout and potential declines in vaccine efficacy, may negatively impact our operations and result in temporary closures of our retail stores, lower retail store traffic, and staff shortages.

See the heading "Risk Factors – General Business Risks – COVID-19 Pandemic" below for more information.

RESTATEMENT

During the period ended December 31, 2021, management discovered an error related to purchase accounting that was identified subsequent to the measurement period for the Select acquisition. The Company purchased Select for its brand recognition in order to position the Company for its next phase of growth in the wholesale and recreational cannabis markets. Management determined that the Company’s initial identification and measurement licenses and service agreements as the primary intangible assets acquired was not reflective of the purpose of the acquisition, and therefore updated purchase accounting to reflect the Select tradename as the primary asset acquired. The restatement resulted in an overall decrease in the value of intangible assets identified, which in turn also resulted in a decrease in the related deferred tax liability and amortization expense. The reduction in the consideration transferred allocated to intangible assets and deferred tax liability resulted in a net increase to goodwill, while the decrease in amortization expense increased pre-tax book income which resulted in an increase in tax expense (as described below). As the discovery was made outside of the acquisition measurement period, in accordance with IFRS 3, the Company identified an error related to the allocation of purchase consideration, and subsequently updated purchase accounting to identify, distinguish, and revalue the separately identifiable intangible assets acquired in accordance with IAS 38.

Adjustments have been retrospectively made to the comparative period as of and for the year ended December 31, 2020, to reflect mandatory disclosures associated with the acquisition of Select, as well as adjustments to correct differences associated with the accounting for business combinations. The financial statements for the periods as of and ended between March 31, 2020 and September 30, 2021 were not adjusted and refiled at the time of discovery of the error, rather the comparative period as of and for the year ended December 31, 2020 is being corrected now with the filing of the annual financial statements as of and for the period ended December 31, 2021.

The adjustments resulted in decreases in intangible assets, net of $89,767, deferred tax liability of $25,660, and amortization expense of $8,753, and increases in income tax expense of $4,179, and goodwill of $68,681.

Additionally, during the period ended December 31, 2021, management discovered an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding as of December 31, 2020.

Adjustments have been retrospectively made to the comparative period as of and for the year ended December 31, 2020, to reflect mandatory disclosures associated with the reconciliation of share options and RSUs. The correction of this error did not result in any changes to the Company’s consolidated statements of financial position, consolidated statements of profits and losses and other comprehensive loss, or consolidated statements of cash flows.

Refer to Note 23 – Restatement in the consolidated financial statements of the Company to which this MD&A relates for additional information on the effects of the immaterial restatement on the consolidated financial statements as of and for the year ended December 31, 2020.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate Internal Controls over Financial Reporting (“ICFR”) and for assessing the effectiveness of ICFR. ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management evaluated the effectiveness of our ICFR as of December 31, 2021, and concluded that material weaknesses existed as of December 31, 2021, and therefore the Company’s ICFR is not effective as of December 31, 2021. As a result of the material weaknesses identified, management performed additional analysis and other post-closing procedures. A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses identified, our ICFR were not designed or operating effectively. Identified Material weaknesses include:

• Controls over Non-Routine Transactions and Appropriate Segregation of Duties: The Company has experienced rapid growth during the past two years as a result of various acquisitions and organic growth. Accordingly, there were numerous changes in personnel and control ownership. The Company did not have sufficient resources available to adequately implement controls that ensured the appropriate segregation of duties and effective reviews of non-routine transactions, including business combinations, in the requisite timeframe.

• Information Technology General Controls (“ITGCs”): The Company had untimely implementation of ITGC’s which resulted in a combination of pervading control deficiencies within its ITGC environment, including access and change management controls within in-scope business process systems.

• Complex Spreadsheet Controls: The Company did not implement and maintain effective controls surrounding complex spreadsheets that were utilized to value biological assets. Due to their manual nature, spreadsheets are inherently prone to error. The Company’s controls did not appropriately mitigate risks around the accuracy of data entry or review of the accuracy of mathematical formulas within the spreadsheets.

No material errors were identified in the consolidated financial statements for the year ended December 31, 2021, as a result of the material weaknesses. These material weaknesses however create a reasonable possibility that material misstatements in the financial statements would not be prevented or detected on a timely basis.

The Company did not include EMMAC and Los Sueños, which were both entities that have been acquired by the Company during the year ended December 31, 2021, in the evaluation of the effectiveness of its ICFR as of December 31, 2021. Excluding goodwill and intangible assets, EMMAC and Los Sueños constitute approximately 9% of current assets, 7% of the Company’s total assets, 6% of current liabilities, 7% of total liabilities, as well as 2% of net revenue and 29% of net loss as at and for the year ended December 31, 2021.

Antares Professional Corporation, Chartered Professional Accountants, an independent registered public accounting firm, has audited the Company’s effectiveness of ICFR for the year ended December 31, 2021 and has issued an adverse opinion.

Remediation of Material Weakness in ICFR

Management, with oversight from the Audit Committee, has initiated, and will continue to implement, remediation measures related to the material weaknesses identified. The Company has implemented a robust plan, which includes providing more comprehensive and timely training to control owners throughout the Company.  The Company has proactively hired additional personnel with requisite skills to enhance the ITGC environment, ensure the appropriate segregation of duties in the performance of controls, and to perform reviews of complex non-routine transactions and manual spreadsheets. Management believes these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above.  We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.

Limitations on Effectiveness of Controls

The Company’s disclosure controls or ICFR may not prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions in the Company’s business, including increased complexity resulting from the Company’s growth and international expansion, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected on a timely basis, notwithstanding the remediation of the material weaknesses.

SUMMARY OF OUTSTANDING SHARE DATA

The Company had the following securities issued and outstanding as of March 4, 2022:

Number of
Securities	Shares
Issued and Outstanding
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	615,078,619
Restricted Share Units	2,263,805
Stock Options	22,774,961

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as of December 31, for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at December 31, 2021 and 2020 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the consolidated statements of financial position are net of allowances for bad debts, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance for doubtful accounts when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475,000 to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the notes; the first of which will be June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.

The Company is monitoring the impacts of the COVID-19 pandemic closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity.

Market Risk

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of December 31, 2021 and 2020, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial debts have fixed rates of interest and are caried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect the consolidated statements of profits and losses.

REGULATORY ENVIRONMENT: ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS

In accordance with Staff Notice 51-352, below is a discussion of the current federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the cannabis industry.

In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations will be promptly disclosed by the Company.

The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.

The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, , sale and distribution of cannabis and hold licenses in the adult-use and/or medicinal cannabis marketplace in the states of Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Kentucky (hemp only), Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Utah, and Vermont; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which include the use of the “Curaleaf” brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the states of Maine and Arkansas.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities

As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is nearly 100%.

Readers are cautioned that the foregoing financial information, though extracted from the Company’s financial systems that supports its annual consolidated financial statements, has not been audited in its presentation format and accordingly is not in compliance with IFRS based on consolidation principles.

U.S. Federal Overview

The Controlled Substance Act

The U.S. federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than .3% (on a dry weight basis) of the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the federal Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the federal Food and Drug Administration (“FDA”) on June 25, 2018, approved Epidiolex an oral solution with an active ingredient, cannabidiol (CBD), that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical component of cannabis that does not contain the intoxication properties of tetrahydrocannabinol (“THC”), the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered3.

The federal position is also not necessarily consistent with democratic approval of cannabis at the state government level in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and

121 U.S.C. 812(b)(1).

2Cannabis containing THC is more commonly referred to in state laws and regulations as marijuana. Unless otherwise noted herein, we use cannabis and marijuana interchangeably.

3See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state and local level in the U.S. State laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and State law, federal law shall apply.

Nonetheless, 44 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form of cannabis for medical use, while 19 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.

Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”)4. The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office's cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances. One of those U.S. Attorneys, Greg Scott, the Interim U.S. Attorney for the Eastern District of California, has a history of prosecuting medical cannabis activity: his office published a statement that cannabis remains illegal under federal law, and that his office would “evaluate violations of those laws in accordance with our district’s federal law enforcement priorities and resources”.

Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:

4See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

1.	Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
2.	Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);
3.	Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.	Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.	Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;
6.	Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and
7.	Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring”.

One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the "Rohrabacher-Farr" Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this MD&A as “Rohrabacher-Farr Amendment”). In 2021, President Biden became the first president to propose a budget with the Rohrabacher-Farr Amendment included. On February 18, 2022, the amendment was renewed through the signing of a stopgap spending bill, effective through March 11, 2022.

Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.

There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.

The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 14, 2021, by Senate Majority Leader Chuck Schumer (D-NY) along with Cory Booker (D-NJ), and Ron Wyden (D-OR) when they released draft legislation titled the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA removes cannabis from Schedule 1 of the Controlled Substances Act which would permit its decriminalization and allow the expungement of federal non-violent cannabis crimes. The CAOA would impose a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.

The CAOA enshrines the current State cannabis licensing regimes but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the U.S. Drug Enforcement Agency (DEA) to the Alcohol and Tobacco Tax and Trade Bureau (TTB), the Bureau of Alcohol Tobacco Firearms and Explosives (ATF).

The publication of the CAOA by Democratic congressional leaders represents a significant milestone in the move toward federal legalization of cannabis. While the CAOA indicates that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280e tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability, and reduced cost, of capital.

At the time of the CAOA announcement, Senator Schumer indicated such a bill currently does not have sufficient support in the Congress to pass. Although he originally targeted Spring 2022 for passage of legislation based on the CAOA draft, he is now targeting formal introduction of a revised draft of the CAOA in the Senate for April 2022, and the contents of such revised draft have not yet been disclosed. Therefore, it is unclear whether provisions in the CAOA that are favorable to the cannabis industry, such as preserving the current state regulatory system, will remain in any final legislation. In addition, the CAOA lacks clarity regarding the transition of cannabis control from the DEA to TTB and the FDA, which presents the risk that existing operators may face a period of regulatory uncertain if legislation similar to the CAOA is enacted. Such uncertainty may impede growth of, and investment in, incumbent cannabis businesses, while exposing them to increased competition from the illicit market.

Another bill, the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, proposed in the House of Representatives would decriminalize and de-schedule cannabis from the CSA, provide for reinvestment in certain persons adversely impacted by the “War on Drugs,” and provide for expungement of certain cannabis offenses, among other things. On November 20, 2019, the U.S. House of Representatives Judiciary Committee voted to advance the bill to the full House. Although the House of Representatives voted to pass the MORE Act on December 4, 2020, it failed to pass in the Senate prior to the end of the 2020 legislative session.

There can be no assurance that the CAOA, the MORE Act or similar comprehensive legislation that would de-schedule cannabis and de-criminalize will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company’s subsidiaries operate or that such legislation will otherwise be favorable the Company and its business.

Money Laundering Laws

Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1.	Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2.	Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3.	Requesting from state licensing and enforcement authorities available information about the business and related parties;
4.	Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);
5.	Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.	Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.	Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks' willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.

The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these state-charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

The former Secretary of the U.S. Department of the Treasury, Stephen Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.5 The new Secretary of the Treasury, Janet Yellen, has not yet articulated an official Treasury Department position with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis

5Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin--Treasury-is-reviewing-cannabis-policies/.

programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. On May 11, 2020, the U.S. House of Representatives introduced the Health and Economic Recovery Omnibus Emergency Solutions Act (the “HEROES Act”), an economic stimulus package which included the language of the SAFE Banking Act. On September 28, 2020, the House introduced a revised version of the HEROES Act, including the text of the SAFE Banking Act for a second time. The revised bill was passed by the House of Representatives on October 1, 2020, before going to the Senate. On December 21, 2020, Congress reached a deal for a different $900,000,000 stimulus package. On September 23, 2021, a form of the SAFE Banking Act was approved by the House as part of the National Defense Authorization Act (the “NDAA”) for the fiscal year 2022. While the Safe Banking Act provision were removed from the NDAA in its final form, the passage in this form in the House with 90 Republican House members voting in favor shows increasing bi-partisan support for resolution of the banking issues faced by the industry. While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company's ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Federal Taxation of Cannabis Businesses

An additional challenge to cannabis-related businesses is that the provisions of the Internal Revenue Code Section 280E are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry are subject to higher effective tax rates and thus may be less profitable than they would otherwise be.

Reform of Federal Legislation on Industrial Hemp

On December 20, 2018, former President Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law.6 Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.

To date, three different hemp seed-derived ingredients have received Generally Recognized As Safe (“GRAS”) notices from the FDA: hulled hemp seed, hemp seed protein powder, and hemp seed oil. The hemp seed-derived ingredients that are the subject of these GRAS notices contain only trace amounts of THC and CBD, which the seeds may pick up during harvesting and processing when they are in contact with other parts of the plant. Aside from these three hemp seed ingredients, no other cannabis or cannabis-derived ingredients, including ingredients sourced from hemp, have been the subject of a food additive petition, an evaluated GRAS notification, or have otherwise been approved for use in food by the FDA. The FDA's current stated position is that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act

6H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

to introduce into interstate commerce a food to which CBD or THC has been added, or to market a product containing these ingredients as a dietary supplement.7

The results of the 2020 Presidential and Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the SAFE Banking Act and the MORE Act, as well as potential executive action to clarify federal policy toward the industry, although it is uncertain whether and in what manner any such federal changes will occur. On a federal level, President Joseph R. Biden campaigned on a platform that included cannabis decriminalization. Democrats, who are generally more supportive of federal cannabis reform than Republicans, maintained their majority in the House of Representatives, although at a smaller margin than initially expected, and have gained sufficient seats in the Senate to achieve control.

On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, two markets where the Company already has medical operations described herein, adult-use cannabis ballot initiatives passed. Similarly, adult-use passed in Montana, medical use passed in Mississippi, and both adult-use and medical use passed in South Dakota. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly.

Application of Immigration Laws

U.S. Customs and Border Protection (“CBP”) enforces the laws of the U.S. Crossing the border while in violation of the CSA and other related U.S. federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer the U.S. Immigration and Nationality Act to determine the admissibility of travelers who are non-U.S. citizens into the U.S. An investment in the Company, if it became known to CBP, could have an impact on a non-U.S. citizen’s admissibility into the U.S. and could lead to a lifetime ban on admission.

Service Providers

As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Ability to Access Capital

Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.

The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

If additional funds are raised through further issuances of equity or convertible debt securities, existing Company Shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.

7 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

Heightened Scrutiny by Regulatory Authorities

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions, in addition to those described herein.

Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, and results of operations. See “Risk Factors” section of this MD&A.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors” section of this MD&A. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.

Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada's central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with the Depository Trust Company (“DTC”) for its SVS quotation on the OTCQX® Best Market and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the U.S. would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.

Compliance and Monitoring

As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess, and/or distribute cannabis in each respective state, and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. The Company’s subsidiaries in Florida and Oregon have been cited for regulatory non-compliance by the respective state cannabis regulator, which citations may result in immaterial fines and, in the case of Oregon, temporary suspension of one of its processing licenses in the state. The Company believes that neither regulatory action will have a material impact on its operations in either state. Otherwise, the Company is in material compliance with its obligations under state laws related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension or revocation of any relevant license.

The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in every state we operate through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.

The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris, as well as regional and state-level compliance officers. Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO works with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.

The government relations department, consisting of Senior Vice President, Ed Conklin, and two vice presidents, works closely with Curaleaf management to develop relationships with local and state regulators, industry groups, and elected officials in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.

Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.

In addition to the above disclosure, please see “Risk Factors” for further risk factors associated with the operations of the Company and the Company.

RISK FACTORS

The following are certain factors relating to the business of the Company. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. The Company’s shareholders should evaluate carefully the following risk factors associated with the Company’s securities, along with the risk factors described elsewhere in this MD&A.

Business Structure Risks

Status as a Holding Company

The Company is a holding company as substantially all of its assets consist of shares in the capital stock of its subsidiaries in each of the markets the Company operates in and/or holds licenses in the adult-use and/or medicinal cannabis marketplace in Arizona, California, Connecticut, Florida, Maine, Maryland, Massachusetts, Nevada, New Jersey, New York, Ohio, Utah, Oregon and (awarded in February 2020) Pennsylvania; and the Company has  no material assets other than: (i) cash on hand; and (ii) ownership of its subsidiaries, stakes in joint ventures and minority interests in certain operating companies. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. To the extent that the Company requires funds, and its subsidiaries and such other entities are restricted from making such distributions by applicable law, regulation or contract, or are otherwise unable to provide such funds, it could materially adversely affect the Company’s liquidity and financial condition, as well as its ability to make distributions to its shareholders. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

No Dividend Record

The Company has no dividend record, and the ability of its subsidiaries to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. Dividends paid by the Company would be subject to tax and, potentially, withholdings. The Company does not anticipate paying any dividends on the SVS in the foreseeable future. Please see “Risk Factors – Anti-Money Laundering Laws and Regulations”.

Concentrated Voting Control

The concentrated control through the Multiple Voting Shares could delay, defer, or prevent a change of control of the Company, an arrangement involving the Company or a sale of all of substantially all of the Company’s assets that the Company’s other shareholders support. Conversely, this concentrated control could allow the holders of the Multiple Voting Shares to consummate such a transaction that the Company’s other shareholders do not support. In addition, the holders of Multiple Voting Shares may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the Company’s business.

Sales of substantial amounts of SVS may have an adverse effect on their market price

Sales of a substantial number of SVS in the public market could occur at any time either by existing holders of SVS or by holders of the Multiple Voting Shares that are convertible into SVS. These sales, or the market perception that the holders of a large number of SVS or Multiple Voting Shares intend to sell SVS, could reduce the market price of the SVS. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities

The market price for the SVS has been and is likely to continue to be volatile

The market price for the SVS may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond our control, including, but not limited to, the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the cannabis industry; (iv) additions or departures of our executive officers and other key personnel; (v) release or expiration of transfer restrictions on our issued and outstanding shares; (vi) regulatory changes affecting the cannabis industry generally and our business and operations; (vii) announcements by us and our competitors of developments and other material events; (viii) fluctuations in the costs of vital production materials and services; (ix) changes in global financial markets and global economies and general market conditions; (x) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) false or negative reports issued by individuals or companies who have taken aggressive short sale positions; and (xiii) regulatory changes and other related issues in our industry or target markets.

Financial markets have experienced significant price and volume fluctuations that have affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of those companies. Accordingly, the market price of the SVS may decline even if our operating results, underlying asset values or prospects have not changed.

These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the SVS may be materially adversely affected.

An investor may face liquidity risks with an investment in the SVS

The SVS currently trade on the CSE and are quoted on the OTCQX tier of the OTC Markets in the U.S. The Company cannot predict at what prices the SVS will continue to trade, and there is no assurance that an active trading market will be sustained. The SVS do not currently trade on any U.S. national securities exchange. In the event SVS begin trading on any U.S. national securities exchange, the Company cannot predict at what prices the SVS will trade and there is no assurance that an active trading market will develop or be sustained. There is a significant liquidity risk associated with an investment in the SVS.

Trading in securities quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with the Company’s operations or business prospects. This volatility could depress the market price of SVS for reasons unrelated to operating performance. Moreover, the OTC Markets is not a U.S. national securities exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a U.S. national securities exchange like the Nasdaq or the NYSE. These factors may result in investors having difficulty reselling SVS on the OTC Markets.

Risks Related to Legality of Cannabis

Cannabis is a Controlled Substance under the United States Federal Controlled Substances Act

The Company is engaged directly and indirectly in the medical and adult-use cannabis industry in the U.S. where only state law permits such activities. Investors are cautioned that in the U.S., cannabis is largely regulated at the state level. To the Company’s knowledge, some form of cannabis has been legalized in 44 states and Washington, D.C., Puerto Rico and Guam as of March 2022. Additional states have pending legislation regarding the same. Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substance Act and as such, cultivation, distribution, sale and possession of cannabis violates federal law in the U.S. Refer to the discussion above under the heading “Regulatory Environment: Issuers with United States Cannabis-Related Assets”.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical and adult-use cannabis licenses in the U.S., the listing of its securities on the CSE, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Cannabis Administration and Opportunity Act

On July 14, 2021, Senate Majority Leader Chuck Schumer (D-NY) along with Cory Booker (D-NJ), and Ron Wyden (D-OR) released draft legislation of the CAOA. The CAOA remove cannabis from Schedule 1 of the Controlled Substances Act which would permit its decriminalization and allow the expungement of federal non-violent marijuana crimes. The CAOA would impose a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.

The CAOA enshrines the current State cannabis licensing regimes, but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the U.S. Drug Enforcement Agency (DEA) to the Alcohol and Tobacco Tax and Trade Bureau (TTB), the Bureau of Alcohol Tobacco Firearms and Explosives (ATF).

The publication of the CAOA by Democratic congressional leaders represents a significant milestone in the move toward federal legalization of cannabis. While the CAOA indicates that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280e tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability, and reduced cost, of capital.

At the time of the CAOA announcement, Senator Schumer indicated such a bill currently does not have sufficient support in the Congress to pass. Although he originally targeted Spring 2022 for passage of legislation based on the CAOA draft, he is now targeting formal introduction of a revised draft of the CAOA in the Senate for April 2022, and the contents of such revised draft have not yet been disclosed. Therefore, it is unclear where provisions in the CAOA that are favorable to the cannabis industry, such as preserving the current state regulatory system, will remain in any final legislation. In addition, the CAOA lacks clarity regarding the transition of cannabis control from the DEA to TTB and the FDA, which presents the risk that existing operators may face a period of regulatory uncertain if legislation similar to the CAOA is enacted. Such uncertainty may impede growth of, and investment in, incumbent cannabis businesses, while exposing them to increased competition from the illicit market.

Several industry trade groups have submitted comments as called for by the Senate drafters. The US Cannabis Council, of which the Company is a member, submitted its comments to the bill that included the following points:

●	The Tax and Trade Bureau at the Treasury Department should be the primary regulator of cannabis, and not the Food and Drug Administration (FDA); the FDA should set health and safety standards.
●	The complexity of production and wide variety of cannabis products require a new model of taxation, at rates that do not fuel the illicit market.
●	Before significantly changing the regulatory landscape, new rules should recognize state programs, account for current legal obstacles and include a sufficient transition period after de-scheduling to ensure that regulators and businesses of all sizes – particularly emerging and social equity businesses – have the necessary time to adapt ahead of the onset of a national marketplace.

Enforcement of Cannabis Laws Could Change

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed from 2013 through January 2018 by the Cole Memorandum, which acknowledged that notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several states have enacted laws relating to cannabis for medical purposes. The Cole Memorandum outlined certain enforcement priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. However, Attorney General Jeff Sessions rescinded the Cole Memorandum in January 2018 and issued new guidance (the “Sessions Memorandum”). The Sessions Memorandum stated, in part, that current law reflects “Congress’ determination that cannabis is a dangerous drug and cannabis activity is a serious crime”, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by U.S. Congress and to follow well-established principles when pursuing prosecutions related to cannabis activities. The current Attorney General, Merrick Garland, has publicly expressed views that indicate that enforcement of federal drug law against state-licensed operators is not a priority for the Department of Justice. However, Attorney General Garland has not issued formal guidance on this topic. Refer to the discussion above under the heading “Regulatory Environment: Issuers with United States Cannabis-Related Assets”.

Without further guidance, federal prosecutors may use their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws permitting such activity, subject to the Rohrabacher-Farr Amendment, which prohibits federal prosecutors from expending federal funds against medical cannabis activities that are in compliance with state law. While numerous U.S. Attorneys across the country have affirmed that their view of federal enforcement priorities has not changed there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law.

Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have an adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation and prospects, even if such proceedings were concluded successfully in favor of the Company. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the Company or the seizure of its corporate assets.

Failure of renewal of Rohrabacher-Farr Amendment Could Harm the Medical Cannabis Industry

The Rohrabacher-Farr Amendment, as discussed above, prohibits the Department of Justice from spending funds appropriated by Congress to enforce the tenets of the Controlled Substances Act against the medical cannabis industry in states which have legalized such activity. This amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Rohrabacher-Farr Amendment will remain in effect until March 11, 2022. At such time, it may or may not be included in the omnibus appropriations package or a continuing budget resolution, and its inclusion or non-inclusion, as applicable, is subject to political changes. Should the Rohrabacher-Farr Amendment not be renewed upon expiration in subsequent spending bills, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with state law. Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favor of the Company.

Market for Cannabis Could Decline due to Regulatory Changes

There can be no assurance that the number of states that allow the use of medicinal cannabis will increase. Furthermore, there can be no assurance that the existing states, districts and territories that permit the use of medicinal cannabis will not reverse their position.  If either of these things happens at any future time, then growth of the Company’s business may be materially impacted. The Company may not be able to achieve targeted revenue levels and may experience declining revenue as the potential market for its products and services diminishes.

Financing Risks

Risks Related to Additional Financing

The Company will require equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.

Restricted Access to Banking

In February 2014, the FinCEN bureau of the U.S. Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the Department of Justice, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the U.S. do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump administration. In addition to the foregoing, banks may refuse to process debit card or ACH payments or transfers and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the U.S. The inability or limitation in the Company’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

General Regulatory and Legal Risks

Risk of Civil Asset Forfeiture

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or were purchased using the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Anti-Money Laundering Laws and Regulations

The Company is subject to a variety of laws and regulations domestically and in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), Sections 1956 and 1957 of U.S.C. Title 18 (the Money Laundering Control Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on the SVS in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Lack of Access to U.S. Bankruptcy Protections

Because the use of cannabis is illegal under federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Company’s U.S. operations, which would have a material adverse effect on the Company, its lenders and other stakeholders.

Loss of Foreign Private Issuer Status

The Company is a Foreign Private Issuer as defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and Rule 3b-4 under the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”). If, as of the last business day of the Company’s second fiscal quarter for any year, more than 50% of the Company’s outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the U.S., the Company will no longer meet the definition of a Foreign Private Issuer, which may have adverse consequences on the Company’s ability to raise capital in private placements or Canadian prospectus offerings. In addition, the loss of the Company’s Foreign Private Issuer status may likely result in increased reporting requirements and increased audit, legal and administration costs. These increased costs may significantly affect the Company’s business, financial condition and results of operations.

The term “Foreign Private Issuer” is defined as any non-U.S. corporation, other than a foreign government, except any issuer meeting the following conditions:

(a)	more than 50 percent of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the United States; and
(b)	any one of the following:
(i)	the majority of the executive officers or directors are United States citizens or residents, or
(ii)	more than 50 percent of the assets of the issuer are located in the United States, or
(iii)	the business of the issuer is administered principally in the United States.

A “holder of record” is defined by Rule 12g5-1 under the U.S. Exchange Act. Generally speaking, the holder identified on the record of security holders is considered as the record holder. In December 2016, the SEC issued a Compliance and Disclosure Interpretation to clarify that issuers with multiple classes of voting stock carrying different voting rights may, for the purposes of calculating compliance with this threshold, examine either (i) the combined voting power of its share classes, or (ii) the number of voting securities, in each case held of record by U.S. residents. Based on this interpretation, each issued and outstanding Multiple Voting Share is counted as one voting security and each issued and outstanding SVS is counted as one voting security for the purposes of determining the 50 percent U.S. resident threshold and the Company is a “Foreign Private Issuer.” Should the SEC’s guidance and interpretation change, it is likely the Company will lose its Foreign Private Issuer status.

Risk of Transitioning From an "Emerging Growth Company"

As of December 31, 2021, the Company became a “large accelerated filer” (as defined under the U.S. Exchange Act) and lost its “emerging growth company” (as defined under the U.S. Exchange Act) status.  In connection with this, the Company engaged its registered public accounting firm to provide an attestation report relating to management’s assessment of ICFR for the year ended December 31, 2021, as defined in Rules 13a‐15(f) and 15d-15(f) under the U.S. Exchange Act, in order to comply with Section 404(b) of the Sarbanes-Oxley Act of 2002 (“SOX”).

There is an ongoing risk that the Company’s ICFR may not be adequate, or the Company may not be able to maintain them as required by SOX. The Company also may not be able to maintain effective ICFR on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If the Company does not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of the Company’s financial statements, and this could harm the Company’s business and have a negative effect on the trading price or market value of securities of the Company.

If the Company does not implement new or improved controls, or experiences difficulties in implementing them, it could harm its operating results, or it may not be able to meet its reporting obligations. There is no assurance that the Company will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that the Company will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

If any of Company’s staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that Company’s ICFR will detect this. The effectiveness of the Company’s controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing the Company’s internal controls is important, especially as the Company expands, and the challenges involved in implementing appropriate ICFR will increase. The cost of compliance with Section 404(b) of SOX will require the Company to incur substantial accounting expense and expend significant management time on compliance-related issues as the Company implements additional corporate governance practices and comply with reporting requirements. If the Company or the Company’s independent registered public accounting firm identifies deficiencies in the Company’s ICFR as material weaknesses, as was identified for the fiscal year ended December 31, 2021, the Company may be required to make prospective or retroactive changes to our financial statements, consider other areas for further attention or improvement, or be unable to obtain the required attestation in a timely manner, if at all.

Although the Company intends to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, it cannot be certain that it will be successful in complying with Section 404 of SOX.

Risk related to internal controls over financial reporting

As a Company that files reports under the U.S. Exchange Act, we are required to maintain ICFR and to report any material weaknesses in such internal controls. A material weakness is a deficiency, or a combination of deficiencies, in financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be presented or detected on a timely basis. Section 404 of SOX requires that we evaluate and determine the effectiveness of our ICFR and, beginning with our annual report for the fiscal year ending December 31, 2021, provide a management report on the ICFR. Such report must also be attested to by our independent registered public accounting firm.

We recently identified material weaknesses in our ICFR. With the oversight of senior management, we are taking steps to remediate the underlying causes of this material weakness. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating this material weakness.

If we are unable to remediate this material weakness, or if we identify other material weaknesses in our ICFR, we may not detect errors on a timely basis and our financial statements may be materially misstated. In addition, if we are unable to comply with the requirements of Section 404 of SOX in a timely manner, if we are unable to assert that our ICFR are effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our ICFR, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected.

Risk of Legal, Regulatory or Political Change

The success of the business strategy of the Company depends on the legality of the marijuana industry. The political environment surrounding the marijuana industry in general can be volatile and the regulatory framework remains in flux.

Delays in enactment or implementation of new state or federal regulations could restrict the ability of the Company to reach strategic growth targets. The growth strategy of the Company is contingent upon certain federal and state regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Company, and thus, the effect on the return of investor capital, could be detrimental. The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of cannabis in a manner that will make it extremely difficult or impossible to transact business in that jurisdiction, which may adversely affect the Company’s continued operations. Repeal of applicable marijuana legislation could adversely affect the Company and its business, results of operations, financial condition and prospects.

The Company is also aware that multiple states are considering special taxes or fees on businesses in the cannabis industry. For example, in California a significant per-pound tax on cannabis was added in 2021, imposing an additional burden on operators. Other states are in the process of reviewing such additional fees and taxation. Should such special taxes or fees be adopted, this could have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

The commercial medical and adult-use marijuana industry is in its infancy and the Company anticipates that such regulations will be subject to change as the jurisdictions in which the Company does business matures. The Company has in place a robust compliance program headed by its Chief Compliance Officer who oversees, maintains, and implements the compliance program and personnel. Compliance officers in each operating subsidiary as well as regional Compliance Directors are charged with knowing the local regulatory process and monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments and enforcement actions taken by regulators. In addition to the Company’s robust legal and compliance departments, the Company also has local legal/regulatory counsel engaged or available in every jurisdiction in which it operates. The Company’s compliance program emphasizes is designed to provide meaningful advice, oversight and challenge for the Company’s operations that includes regular site visits to ensure compliance with Company policies and procedures as well as applicable regulatory requirements, including but not limited to marketing materials review to ensure compliance with State and local regulations, and security and inventory control to ensure strict monitoring of cannabis and inventory from delivery by a licensed distributor to sale or disposal. The Company has implemented a corporate compliance training program for all employees.  Additionally, the Company has created comprehensive standard operating procedures that include detailed descriptions and instructions for monitoring inventory at all stages of development and distribution. The Company will continue to monitor compliance on an ongoing basis in accordance with its compliance program, standard operating procedures, and any changes to regulation in the marijuana industry.

Overall, the medical and adult-use marijuana industry is subject to significant regulatory change at both the state and federal level. The inability of the Company to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.

General Regulatory and Licensing Risks

The Company’s business is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Company’s business objectives are contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Several of the Company’s licenses are subject to renewal on an annual or periodic basis; however, they are generally renewed, as a matter of course, if the license holder continues to operate in compliance with applicable legislation and regulations and without any material change to its operations.

While the Company’s compliance controls have been developed to mitigate the risk of any material violations of any license it holds arising, there is no assurance that the Company’s licenses will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses held by the Company could impede the ongoing or planned operations of the Company and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, results of operations or prospects.

Limitations on Ownership of Licenses

In certain states, the cannabis laws and regulation limit, not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person may own. For example, in Massachusetts, no person may have an ownership interest, or control over, more than three license holders in any category -cultivation, processing or dispensing. In Maryland, the Department of Health has taken the position that the law prevents having a material ownership interest in more than one cultivation or processing license holder and more than four dispensing license holders.  In New Jersey, there are restrictions on overlapping ownership of license holders. In Florida, there are also limitations on owning more than one of the vertically integrated medical cannabis licenses offered in that state. The Company believes that, where such restrictions apply, it may still capture significant share of revenue in the market through wholesale sales, exclusive marketing relations, provision of management or support services, franchising and similar arrangement with other operators. Nevertheless, such limitations on the acquisition of ownership of additional licenses within certain states or enforcement by regulators in certain States against such services arrangements may limit the Company's ability to grow organically or to increase its market share in such states.”.

Regulatory Action and Approvals from the Food and Drug Administration

The Company’s cannabis-based products are supplied to patients diagnosed with certain medical conditions. However, the Company’s cannabis-based products are not approved by the FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”).

Cannabidiol, a compound referred to as CBD, is one of the non-psychotropic cannabinoids in industrial hemp from the plant species Cannabis sativa L. There has been growing interest in CBD in recent years. CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Pharmaceutical products with CBD as an active ingredient have also been developed, including one product approved by the FDA (Epidiolex®). Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the FDCA. The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although FDA has generally refrained from taking enforcement action against those products. CBD-containing products may also be subject to the jurisdiction of state and local health authorities.

In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products. Any such event could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results.

On December 20, 2018, the Agricultural Improvement Act, H.R. 25 (“2018 Farm Bill”), which included the language of the Hemp Farming Act of 2018, removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3 percent (dry weight basis) from Schedule I of the Controlled Substances Act. This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture.

The Company sells and distributes certain products containing CBD. The Company’s compliance program also includes coverage of the CBD-related business with a focus on reviewing proposed marketing materials related to these products.  There is a risk that the FDA or state or local Departments of Health will seek to stop the Company from selling its CBD products or seek to have the claims made for those products revised.

Litigation

The Company may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the SVS. Even if the Company is involved in litigation and is successful, such litigation could redirect significant company resources.

Among other legal disputes, the Company is currently, or was, involved in the following proceedings related to material disputes:

Connecticut Arbitration.  Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right to require that PalliaTech CT, LLC or any Affiliate purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.”  On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right.  The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40,142; (2) 4,755,548 SVS of Curaleaf Holdings, Inc.; and (3) the potential for additional equity in Curaleaf Holdings, Inc. depending on the results of a “Settlement Second Appraisal.”  Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS.  On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. A hearing was scheduled for January 2022, but was rescheduled for the beginning of April 2022.

Florida Arbitration / Litigation.  On December 10, 2018, Jayson Weisz and SRC Medical Partners, LLC initiated an arbitration against PalliaTech Florida LLC. On March 19, 2019, Weisz and SRC derivatively on behalf of PalliaTech Florida LLC filed a complaint against Defendants Curaleaf Florida LLC, PalliaTech Florida, Inc., Joseph Lusardi, and Boris Jordan in the Complex Business Litigation Section in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. Plaintiffs’ derivative Complaint seeks the judicial dissolution of Curaleaf Florida LLC and asserts various causes of action against Defendants, including for breach of contract, civil conspiracy, breach of fiduciary duty, fraudulent transfer, and a declaratory judgment appointing Robins to the Board of Managers.  On January 10, 2020, Weisz, JRF Group, and the Curaleaf entities entered into a Stipulation of Settlement pursuant to which all claims of Weisz and JRF Group against the Company and its affiliates were released without compensation and the Company purchased JRF Group’s interest in PalliaTech Florida LLC for consideration of 1,772,062 SVS and $2,500 in cash.  During February 2020, SRC, PalliaTech Florida LLC, PalliaTech Florida, Inc., and Lusardi participated in a final arbitration hearing. In June 2020, the arbitrator issued a final order regarding SRC’s claims in the dispute.  While no damages were awarded, the Company was ordered to buyout SRC’s interest in PT Florida.  Based on the order, the parties agreed that the Company would acquire SRC’s interest in PT Florida for no cash and 2,375,000 SVS.  In connection with this transaction, the Company agreed to pay SRC $1,750 cash to retire principal and interest on the half of the Secured Promissory Notes – 2029 held by SRC.  The acquisition and retirement of the notes was completed in August 2020.

Securities Class Action.  On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi, Neil Davidson, and Jonathan Faucher (“Defendants”) in the U.S. District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019.  On January 6, 2020, an Amended Class Action Complaint was filed against Defendants. The Amended Class Action Complaint alleges that Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”).  According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act.  The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Securities Exchange Act of 1934.  On March 6, 2020, Defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

The Company is subject to increased costs as a result of being a public company in Canada and the United States

As a public company in Canada and the U.S., the Company is subject to the reporting requirements, rules and regulations under the applicable Canadian and American securities laws and rules of stock exchanges on which the Company’s securities may be listed. There are increased costs associated with legal, accounting and other expenses related to such regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

Newly established legal regime

The Company's business activities will rely on newly established and/or developing laws and regulations in the states in which it operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company's profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, Securities and Exchange Commission, the DOJ, the Financial Industry Regulatory Advisory or other federal or applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the U.S. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.

Enforcement against directors and officers outside of Canada

The Company’s directors and officers reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for Company shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons. Courts in the U.S. may refuse to hear a claim based on a violation of Canadian securities laws on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a U.S. court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process.

Environmental Risks

Environmental Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Unknown Environmental Risks

There can be no assurance that the Company will not encounter hazardous conditions at the facilities where it operates its businesses, including, without limitation, its medical cannabis cultivation and dispensary facilities, such as asbestos or lead, in excess of expectations that may delay the development of its businesses. Upon encountering a hazardous condition, work at the facilities of the Company may be suspended. The presence of other hazardous conditions may require significant expenditure of the Company’s resources to correct the condition. Such conditions could have a material impact on the investment returns of the Company.

General Business Risks

COVID-19 pandemic

The Company continuously assesses the potential impact of the ongoing COVID-19 pandemic on its financial and operating results. Any assessment continues to be subject to uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state, and regional levels. Moreover, certain COVID-19 variants have surfaced since the onset of the pandemic including the B.1.617.2 (Delta) variant and, most recently, the B.1.1.529 (Omicron) variant that create additional uncertainty during any particular period when it comes to the impact upon employees, customers, our supply chain, and the timing of regulatory approvals. However, at this time, the Company has no indication that the emergence of the Omicron variant will have a material impact on operations and results compared with its business prior to such emergence. Moreover, rates of new infections appear to be falling significantly as of the date of this MD&A leading a number of states in which the Company does business to relax certain COVID-19 related protocols.

Europe: Certain countries in Europe are beginning to implement public health restrictions and lock-down measures to deal with the COVID-19 pandemic. Each country in Europe adopts its own public health response, but the larger economies (being Germany, the UK, Italy, Spain, and France) continue to monitor the need for “lock-down” measures as Europe experiences a surge in cases, but for the time being, non-essential businesses remain open. Cannabis consumption in Europe is exclusively medical, and like other medicines, supply of medical cannabis has continued during the pandemic, with doctors and pharmacies adopting tele-medicine to hold consultations and supply prescriptions to patients. Further waves of the virus and additional lockdowns in 2022 may have a material impact on business development activities (due to travel restrictions), the Company’s ability to generate revenue and on operations generally, and such risk will remain while COVID-19 continues in widespread circulation and new strains are identified.

Expansion into Foreign Jurisdictions

The Company’s expansion into jurisdictions outside of Canada and the U.S. is subject to risks. In addition, in jurisdictions outside of Canada and the U.S., there can be no assurance that any market for the Company’s products will develop or be maintained. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risks, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

Certain jurisdictions may prohibit or restrict its citizens or residents from investing in or transacting with companies involved in the cannabis industry, even if such companies only conduct business in jurisdictions where cannabis is legal. For example, if an investor in the United Kingdom profits from an investment in a cannabis producer or supplier, such investment may technically violate the United Kingdom Proceeds of Crime Act 2002. Similar prohibitions or restrictions may apply in other jurisdictions where cannabis has not been legalized. In addition, such prohibitions and restriction may limit the ability to receive dividends if such dividends were to be declared in the future.

The general risk factors relating to Curaleaf's business and operations generally also apply in respect of Curaleaf International’s business and operations, including EMMAC. Investors should carefully consider the additional risk factors applicable to EMMAC's business and operations as set forth below.

European Regulatory and Licensing Risks

EMMAC's business is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of EMMAC's business objectives are contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals and licenses. Changes to such laws, regulations and guidelines due to matters beyond the control of EMMAC may result in a material adverse effect on EMMAC's business, financial condition, results of operations or prospects.

EMMAC is required to obtain or renew further government permits and licenses for its current and contemplated operations (including, without limitation, in Spain, the UK and Portugal). EMMAC has further applied for licenses in Italy to import, store and distribute medical cannabis products. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on EMMAC's part. EMMAC may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business in a timely manner in the future. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of EMMAC. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, EMMAC may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities or may incur unexpected costs associated with the licensing renewal process. Such curtailment, prohibition or unexpected costs may result in a material adverse effect on EMMAC's business, financial condition, results of operations or prospects.

Moreover, EMMAC may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm EMMAC's reputation, require EMMAC to take, or refrain from taking, actions that could harm its operations or require it to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on EMMAC's business, financial condition, results of operations or prospects.

Changes in applicable legislation (including POCA 2002)

Cannabis-related financial transactions are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretations of these laws are unclear, in some jurisdictions, financial benefit, directly or indirectly, arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of such laws, and persons receiving any such benefit may be subject to liability.

For instance, The UK Proceeds of Crime Act 2002 ("POCA 2002") and other anti-money laundering legislation applicable in the UK prohibits persons and corporations (or other undertakings) domiciled in the UK from receiving the proceeds of crime from activities outside the UK. The board of directors of EMMAC will take all precautions possible to ensure that it does not at any time or in any way contravene POCA 2002 or any other applicable regulations and legislation in relation to cannabis (both in the UK and in the relevant foreign jurisdiction applicable to the operations of EMMAC). However, there are no guarantees that the activities of EMMAC will always be deemed lawful if there are any changes in applicable law. Contravention of POCA 2002 carries potential criminal liability. POCA 2002 is extraterritorial in its application and receipt of funds by EMMAC from activities that are not legal in the UK, even if legal in the jurisdiction where relevant revenue is generated, may result in EMMAC being considered to be in receipt of “proceeds of crime”. Whilst there remains significant uncertainty regarding the application of POCA and different financial institutions have adopted a different approach to such funding and/or holding of assets that may result in future revenue being received by a UK corporation, there can be no certainty that Curaleaf will be able to directly fund and/or capitalize EMMAC to support its growth in Europe. Delays or restrictions on Curaleaf funding EMMAC in the future may impact EMMAC’s ability to grow its revenues as the European market develops.

As at the date hereof, the recreational use of cannabis is illegal in the countries in which EMMAC operates, including the UK. Changing sentiments and evolving regulations in relation to recreational cannabis may mean that in the future recreational cannabis use may be legalised.

EMMAC's strategy is focused primarily on the medical cannabis market in Europe. Should recreational cannabis use be legalised in countries in which EMMAC operates other than the UK, EMMAC may face difficulties participating in such markets and will face additional competition from recreational cannabis companies and/or may lose potential medical customers to the recreational cannabis market. EMMAC will not explore opportunities within the recreational cannabis sector where the board of directors of EMMAC determines that there is a risk of contravening POCA 2002 or any other applicable regulations and legislation in relation to cannabis.

Risk Due to International Operations

EMMAC is exposed to risks relating to the laws of various countries as a result of its international operations. EMMAC currently conducts operations in multiple countries and plans to expand these international operations. As a result of such operations, EMMAC is exposed to various levels of political, economic, legal and other risks and uncertainties associated with operating in or exporting to these jurisdictions, as well as various laws governing the cannabis industry in such countries. These risks and uncertainties include, but are not limited to, changes in the laws, regulations and policies governing the production, sale and use of cannabis and cannabis-based products, political instability, instability at the European Union level, currency controls, fluctuations in currency exchange rates and rates of inflation, labor unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations relating to foreign investment and the cannabis business more generally. Changes, if any, in the laws, regulations and policies relating to the advertising, production, sale and use of cannabis and cannabis-based products or in the general economic policies in these jurisdictions, or shifts in political attitude related thereto, may adversely affect EMMAC's operations, or the profitability of EMMAC's operations, in these countries.

Possible investments by EMMAC in European countries that have less developed legal systems than the more established economies in Europe may occasion risks such as (a) effective legal redress in the courts of such jurisdiction, whether in respect of a breach of law or regulation or in an ownership dispute, being more difficult to obtain; (b) a higher degree of discretion on the part of governmental authorities; (c) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (d) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (e) relative inexperience of the judiciary and courts in such matters. In consequence the commitment of local business people, government officials, agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.

As EMMAC explores novel business models, such as global co-branded products, cannabinoid clinics and cannabis retail, international regulations will become increasingly challenging to manage. Specifically, EMMAC's operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on EMMAC's international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.

Furthermore, although EMMAC has begun production in Portugal with a view toward facilitating exports of its cannabis products to countries in the EU (or, as permissible, elsewhere) from Portugal, there is no assurance that these EU (or non-EU) countries will authorize the import of cannabis products from Portugal, or that Portugal will authorize or continue to authorize such exports, or that such exports will provide EMMAC with advantages over its current EU export strategy. Each country in the EU (or elsewhere) may impose restrictions or limitations on imports that require the use of, or confer significant advantages upon, producers within that particular country. As a result, EMMAC may be required to establish production facilities in one or more countries in the EU (or elsewhere) where it wishes to distribute its cannabis products in order to take advantage of the favorable legislation offered to producers in these countries.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Company operates or will operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in the U.S. The Company must rely, to a great extent, on local legal counsel, consultants and advisors retained by it in order to keep apprised of legal, regulatory and governmental developments as they pertain to and affect the Company’s business, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Board of Directors who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business, financial condition and results of operations.

EMMAC will face competition from other participants in the European medical cannabis sector

EMMAC faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where EMMAC operates (and intends to operate). Some competitors have longer operating histories and greater human resources, bigger or superior cultivation sites or more experience cultivating cannabis, greater manufacturing and marketing experience than EMMAC, or existing pharmaceutical operations or drug development experience. Competitor companies may have a larger local presence in a particular country, or a track-record in analogous industries in such country that establishes their credibility with regulators, partners, suppliers, distributors, customers or patients.

In addition, large pharmaceutical companies may enter the medical cannabis sector. Large pharmaceutical companies will have access to large research and development budgets, have recognized brands developed over many years, experience in bringing medical products to the market and are familiar to and trusted by regulators, doctors and patients.

Competition will intensify in all European markets as the medical cannabis industry opens up and develops, and the potential of medical cannabis is recognized. New operators will enter the market as legislators adopt a more permissive attitude towards medical cannabis. Existing operators in Canada and North America (which may compete with Curaleaf), many with experience and a track record cultivating and processing cannabis and manufacturing medical cannabis products, and with financial and human resources greater than European competitors, may enter the European market and/or make acquisitions to quickly establish a market presence.

EMMAC's competitors may develop more effective products for a particular illness or condition, or complete more comprehensive research on their products, or otherwise register intellectual property that establishes them as the market leader in a particular country or field. Competitors may deliver more effective education, awareness, sales and/or marketing programs and be able to establish superior market share in any country or in relation to a specific illness or condition.

Competition from other competitors may also affect EMMAC's ability to: (i) pursue and complete acquisition and/or investment opportunities (or increase the cost of the same); (ii) pursue commercial opportunities with cultivation partners, contract manufacturers, suppliers or distributors in a particular country due to competition; and (iii) the ability of EMMAC to hire and/or retain key individuals.

There can be no assurance that increased competition from other companies in the medical cannabis sector will not have a material adverse effect on EMMAC's business, financial condition and results of operations.

Insurance companies may stop reimbursing costs of medical cannabis, or as the case may be in new markets, insurance companies may fail to reimburse medical cannabis prescriptions

In Germany, a key market for medical cannabis in Europe and a key market for EMMAC, a significant percentage of medical cannabis prescriptions are reimbursed in whole or in part pursuant to private health insurance policies held by patients. EMMAC believes insurance cover across Europe will increase (both in terms of the number of prescriptions reimbursed, the number of conditions for which reimbursement is available, and the number of countries where insurance companies reimburse some or all of costs incurred by patients) as the benefits of cannabis as a treatment option are more widely accepted, and importantly the cost of medical cannabis reduces and its cost effectiveness is compared to existing treatments and medicines more widely recognized. If this is not the case, and the number of prescriptions reimbursed falls or does not increase as expected, or medical cannabis for particular conditions is not available to patients under their insurance policies, or insurance is not available in new markets in Europe as either the efficacy of cannabis remains in doubt, or the cost of cannabis as a treatment option remains too high (compared to existing treatments), the number of prescriptions for medical cannabis will be less than forecast by analysts and the sales and revenues of EMMAC will be reduced.

Costs of building a European distribution network for medical cannabis may be higher than expected; establishing effective distribution channels may take longer than expected

Medical cannabis in Europe is a nascent industry; even industry leaders are building networks, supply-chains and distribution channels from a low base, often by mergers and acquisitions. Building large multi-country distribution networks may take longer than expected, and cost more than budgeted. Medical cannabis in Europe is not a single market and distribution of products in each country will be subject to separate and specific laws and regulations or specific application of EU regulations by those countries. If the cost of building a European wide distribution network is greater than expected, or it takes longer than forecast to establish reliable and effective sales channels across Europe or in any particular country (through the education of doctors and delivery of research differentiating EMMAC's products), the additional costs or delays incurred may have a material adverse effect on the financial performance and results of operations of EMMAC.

Reluctance of health professionals to adopt or prescribe medical cannabis until the results of comprehensive clinical trials are available

EMMAC is satisfied (based on third party research into the attitudes of doctors and patients) that a large number of doctors and patients in Europe are content that medical cannabis has potential benefits for patients suffering a wide range of conditions; however, it remains a significant risk to EMMAC that a large number of the same doctors and patients may not prescribe medical cannabis, or seek medical cannabis as a treatment option, unless and until the results of comprehensive clinical trials are available, confirming categorically the measured benefits of medical cannabis over a period of time, and providing evidence of the safety of medical cannabis (in isolation and in conjunction with a range of other drugs, licensed medicines and over-the-counter supplements that may be taken concurrently by patients, or in light of other lifestyle factors that may affect a particular part of a patient population (e.g. alcohol or other recreational drugs)).

National healthcare in the countries in which EMMAC operates may offer medical cannabis as alternative treatment

If the national healthcare providers in the countries in which EMMAC operates adopt cannabis as a treatment option for any condition, then they will endeavor to centrally procure approved medical cannabis products at the lowest price available in the market (and will potentially agree fixed term supply contracts with approved suppliers).

By way of illustration, the UK National Health Service ("NHS") provides free at the point of use healthcare for legal residents of the UK. If the NHS adopts cannabis as a treatment option for any condition, then it will endeavor to centrally procure approved medical cannabis products at the lowest price available in the market (and will potentially agree fixed term supply contracts with approved suppliers).

EMMAC is not the largest medical cannabis company (in terms of hectares under cultivation, product portfolio or manufacturing capability) and may not be able to compete with competitors in terms of large-scale production, product range or costs to supply these national healthcare providers. In this scenario, EMMAC may not establish significant market share in those countries and may be restricted to private patients which will be a much reduced share of the total medical cannabis market.

EMMAC relies on third parties to distribute its products and those distributors may not perform their obligations

In certain jurisdictions, EMMAC has appointed third party distributors. Distributors appointed by EMMAC are responsible for generating revenues from the sale of medical cannabis products and EMMAC is therefore dependent upon distributors performing their obligations in order to generate revenues. If these distributors fail to carry out their contractual duties, or if there is a delay or interruptions in the distribution of EMMAC's products or if these third parties lose their license(s) to import products or impose onerous contractual terms (including fees and commissions for distribution), it could negatively affect the revenue EMMAC is able to generate from sales.

EMMAC intends to appoint further distributors in Europe. If suitable distribution partners are not engaged (either because they are not identified or they have agreed exclusive terms with competitors, or their proposed contractual terms are not acceptable to EMMAC), then EMMAC may not be able to distribute its products in a particular country and expansion to new European markets may be slower than expected.

Protectionist policies adopted by countries in the European Union

At present there is no single market in the European Union for medical cannabis. There can be no guarantee that as regulations develop politicians and/or regulators will not seek to protect local suppliers. This may take the form of restrictions on where cannabis can be grown, or where manufacturing occurs. EMMAC currently cultivates medical cannabis in Portugal. If markets elsewhere in Europe restrict the ability of EMMAC to export medical cannabis products from Portugal (or Spain to the extent manufacturing occurs at Medalchemy) then the ability of EMMAC to distribute medical cannabis products widely in Europe will be restricted and EMMAC's market share may be lower than expected (or reduced to nil), which may have a material adverse effect on EMMAC's financial position and results of operations.

Failure to Complete Acquisitions

The Company currently expects to complete certain transactions in the future. See “Proposed Transactions” section of the MD&A. These acquisitions are subject to a number of customary closing conditions including in certain instances, regulatory approval and may not close for a variety of reasons including if the closing conditions are not satisfied or waived, some of which may not be within the control of the Company. In addition, even if these transactions were to be completed, they may not close on terms or within the timing currently expected. If one or more of these transactions do not close or are completed pursuant to terms or timelines different than expected, it could have an adverse effect on the Company’s future capital plans and require the Company to reallocate funds.

Risks Related to the Senior Secured Notes - 2026

The various notes payable, as further described in “Recent Financing Transactions” above,  require the Company to satisfy certain negative covenants, including items such as restrictions on its ability to pay dividends, to invest in non-wholly owned entities and to incur subordinated and non-subordinated debt. These covenants may prevent the Company from taking actions that it believes would be in the best interest of its business and may make it difficult for it to execute its business strategy successfully or effectively compete with businesses that are not subject to the same restrictions. The Company’s ability to comply with these covenants may be affected by economic, financial and industry conditions beyond its control, including credit or capital market disruptions. The breach of any of these covenants could result in a default that would permit the lenders under the notes to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. There is no assurance that the Company will be able to secure additional financing to repay the notes should cash flows from operations be insufficient to repay the indebtedness, whether it is in default or not. If the Company is unable to repay the indebtedness, the lenders could proceed against the collateral securing the indebtedness. This could have serious consequences to the Company's financial position and results of operations and could cause it to become bankrupt or insolvent.

Service Providers

As a result of any adverse change to the approach in enforcement of cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Enforceability of Contracts

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level, judges may refuse to enforce contracts in connection with activities that violate federal law, even if there is no violation of state law. There remains doubt and uncertainty that the Company will be able to legally enforce contracts it enters into if necessary. The Company cannot be assured that it will have a remedy for breach of contract, the lack of which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Resale of the SVS on the CSE

The Company understands that almost all major securities clearing firms in the U.S. refuse to facilitate transactions related to securities of Canadian public companies involved in the marijuana industry. This is due to the fact that marijuana continues to be listed as a controlled substance under U.S. federal law, with the result that marijuana-related practices or activities, including the cultivation, possession or distribution of marijuana, are illegal under U.S. federal law. Accordingly, U.S. residents who acquire SVS as “restricted securities” may find it difficult – if not impossible – to resell such shares over the facilities of any Canadian stock exchange on which the SVS may then be listed including the CSE. It remains unclear what impact if any, this and any future actions among market participants in the U.S. will have on the ability of U.S. residents to resell any SVS that they may acquire in open market transactions.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.

News media have reported that U.S. immigration authorities have increased scrutiny of Canadian citizens who are crossing the U.S.-Canada border with respect to persons involved in cannabis businesses in the U.S. There have been a number of Canadians barred from entering the U.S. as a result of an investment in or act related to U.S. cannabis businesses. In some cases, entry has been barred for extended periods of time. Company employees who are not U.S. citizens traveling from Canada to the U.S. for the benefit of the Company may encounter enhanced scrutiny by U.S. immigration authorities that may result in the employee not being permitted to enter the U.S. for a specified period of time. If this happens to Company employees who are not U.S. citizens, then this may reduce our ability to manage effectively our business in the U.S.

Competition

The cannabis industry remains quite nascent, and so what the landscape will be in the future remains largely unknown, which in itself is a risk. Potential competitors, which in the future may include pharmaceutical companies, are also larger and better capitalized than the Company, may have longer operating histories and have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources. The market for the products that the Company offers or intends to offer is competitive.  The competition will most likely increase as more U.S. states permit the use of medicinal cannabis and new industry participants emerge. Increased competition may hinder the Company’s ability to successfully market its products and services.  The Company may not have the resources, expertise or other competitive requirements to compete successfully in the future.

This year, the U.S. media has reported an apparent new trend in the distribution to consumers of hemp-based products purporting to contain the ingredient Delta-8 tetrahydrocannabinol (“Delta-8 THC”), one of many cannabinoids that are found in the cannabis plant. Most Delta-8 THC on the market is derived from the chemical conversion of hemp-derived cannabidiol (“CBD”). Notably, the Drug Enforcement Act includes Delta-8 THC on its list of controlled substances (updated August 2020) under “tetrahydrocannabinols,” but Section 12619(b) of the 2018 Farm Bill legislation expressly carved out “tetrahydrocannabinols in hemp” of the 2018 Farm Bill thus leaving some to argue that there is a lack of clarity regarding the legal status of this substance. Notably, however, in a September 2021 letter to the Alabama Department of Pharmacy, the U.S. Department of Justice confirmed that Delta-8 is a “tetrahydrocannabinol contained in the plant Cannabis sativa-L and can also be produced synthetically from non-cannabis materials. The CSA classifies tetrahydrocannabinols as controlled in Schedule 1.”  Letter, September 15, 2021.

Anecdotal reports indicate that Delta-8 THC products are being manufactured and distributed in the U.S outside of state licensed cannabis processors and dispensaries including, for example, through convenience stores, gas stations and even via the Internet to consumers under the age of 21. Moreover, these products do not appear to be subject to the testing requirements applicable to Delta-9 THC products. These products are being sold without state mandated cannabis excise taxes applied, thus leading to significant price differentials with Delta-9 THC products.

Given the pricing differential and the absence of state cannabis excise taxes, continued proliferation of unregulated Delta-8 THC products through unlicensed distribution points could ultimately alter certain elements of the current Delta-9 THC market in the U.S. Recently, however, several states have begun to promulgate new regulations and interpretations of existing regulations that effectively prohibit the development of Delta-8 THC products. If this trend continues, the potential impact of Delta-8 THC products on the Delta-9 THC cannabis market could be blunted.

Risks Inherent in an Agricultural Business

The Company’s business involves the cultivation of the cannabis plant. The cultivation of this plant is subject to agricultural risks related to insects, plant diseases, unstable growing conditions, water and electricity availability and cost, and force majeure events.  Although the Company cultivates its cannabis plants in indoor, climate controlled rooms staffed by trained personnel and in the future plans to cultivate cannabis plants in greenhouses, there can be no assurance that agricultural risks will not have a material adverse effect on the cultivation of its cannabis.  The Company may in the future cultivate cannabis plants outdoors, which would also subject it to related agricultural risks.

Unfavorable Publicity or Consumer Perception

The Company believes the adult-use and medical marijuana industries are highly dependent upon consumer perception regarding the safety, efficacy and quality of the marijuana produced. In particular, the Company’s financial performance in each state will depend on whether patients and physicians view its products as effective and safe for use. Under the laws of the states in which the Company and its affiliates operate, the participation of physicians and health care providers in the certification process is voluntary and therefore depends on a number of variables, including: medical professionals’ views as to the use of medical cannabis to treat qualifying conditions; the risks and benefits to individual patients or patient groups; the policies of particular medical practices; and patient demand. If physicians and other medical professionals do not certify patients where certification is required under state law, the Company’s business, financial position and results of operations may be negatively affected.

Public perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical marijuana and on the business, results of operations, financial condition, cash flows or prospects of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. A negative shift in the public’s perception of cannabis in the U.S. or any other applicable jurisdiction could cause state jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, results of operations or prospects.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of marijuana involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana alone or in combination with other medications or substances could occur. As a manufacturer, distributor and retailer of adult-use and medical marijuana, or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult-use or medical marijuana, the Company may be subject to various product liability claims, including, among others, that the marijuana product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. Such recalls cause unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall. This can cause loss of a significant amount of sales. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s products were subject to recall, the image of that product and the Company could be harmed. Additionally, product recalls can lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Results of Future Clinical Research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC) and future research and clinical trials may discredit the medical benefits, viability, safety, efficacy, and social acceptance of cannabis or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of the Company’s securities should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this MD&A or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Difficulty Attracting and Retaining Personnel

The Company’s success depends to a significant degree upon its ability to attract, retain and motivate highly skilled and qualified personnel. Failure to attract and retain necessary technical personnel, sales and marketing personnel and skilled management could adversely affect the Company’s business. If the Company fails to attract, train and retain sufficient numbers of these highly qualified people, its prospects, business, financial condition and results of operations will be materially, and adversely affected.

Dependence on Suppliers

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company’s capital expenditure plans may be significantly greater than anticipated by the Company’s management and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the business, financial condition, results of operations or prospects of the Company.

Reliance on Inputs

The marijuana business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Company. In addition, any restrictions on the ability to secure required supplies or utility services or to do so on commercially acceptable terms could have a materially adverse impact on the business, financial condition and operating results. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms and/or agreeable terms could have a materially adverse impact on the business, financial condition, results of operations or prospects of the Company.

Limited Market Data and Difficulty to Forecast

As a result of recent and ongoing regulatory and policy changes in the medical and adult-use marijuana industry, the market data available is limited and unreliable. Federal and state laws prevent widespread participation and hinder market research. Therefore, the Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the industry. Market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of the Company’s management team as of the date of this MD&A. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

Intellectual Property Risks

The Company’s ability to compete in the future partly depends on the superiority, uniqueness and value of its intellectual property and technology, including both internally developed technology and technology licensed from third parties. To the extent the Company is able to do so, in order to protect its proprietary rights, the Company will rely on a combination of trademark, copyright and trade secret laws, confidentiality agreements with its employees and third parties, and protective contractual provisions which may prove insufficient to protect the Company’s proprietary rights. Third parties may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to the Company’s proprietary information and adopt it in a competitive manner. Any loss of intellectual property protection may have a material adverse effect on the Company’s business, results of operations or prospects.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance pursuant to the CSA, the benefit of certain federal laws and protections which may be available to most businesses, such as federal trademark and patent protection regarding the intellectual property of a business, may not be available to the Company. As a result, the Company’s intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third-parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, the Company can provide no assurance that it will ever obtain any protection of its intellectual property, whether on a federal, state or local level. While many states do offer the ability to protect trademarks independent of the federal government, patent protection is wholly unavailable on a state level, and state-registered trademarks provide a lower degree of protection than would federally-registered marks.

Constraints on Marketing Products

The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the U.S. limits companies’ abilities to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations could be adversely affected.

Fraudulent or Illegal Activity by Employees, Contractors and Consultants

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Information Technology Systems and Cyber-Attacks

The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses.

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Security Breaches

Given the nature of the Company’s products and its lack of legal availability outside of channels approved by the government of the U.S., as well as the concentration of inventory in its facilities, there remains a risk of shrinkage as well as theft. If there was a breach in security systems and the Company becomes victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment or if there was a failure of information systems or a component of information systems, it could, depending on the nature of any such breach or failure, adversely impact the Company’s reputation, business continuity and results of operations. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

Reliance on Management Services Agreements with Subsidiaries and Affiliates

The Company’s subsidiaries and other affiliates engage in the medicinal cannabis business through management services agreements entered into with state-licensed entities.  Under such agreements, its subsidiaries and affiliates perform a number of services, including cultivation, growing and handling of cannabis plants, trimming, curing and packaging of dry flower, patient advisory, lab and scientific research services, consultation on regulatory issues and a variety of management functions.  In exchange for providing these services, the Company’s subsidiaries and affiliates receive management fees which are a key source of revenue. Payment of such fees is dependent on the continuing validity and enforceability of the relevant management services agreements.  If such agreements are found to be invalid or unenforceable, or are terminated by the counterparty, this could have a material adverse effect on the business, prospects, financial condition, and operating results.

Website Accessibility

Internet websites are visible by people everywhere, not just in jurisdictions where the activities described therein are considered legal. As a result, to the extent the Company sells services or products via web-based links targeting only jurisdictions in which such sales or services are compliant with state law, the Company may face legal action in other jurisdictions which are not the intended object of any of the Company’s marketing efforts for engaging in any web-based activity that results in sales into such jurisdictions deemed illegal under applicable laws.

High Bonding and Insurance Coverage

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal cannabis to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. The Company is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company’s business.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Company is not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.

Risks of Leverage

Although the Company will seek to use leverage in connection with its investments in a manner it believes is prudent, such leverage will increase the exposure of an investment to adverse economic factors such as downturns in the economy or deterioration in the condition of the investment. If the Company defaults on unsecured indebtedness, the terms of the loan may require the Company to repay the principal amount of the loan and any interest accrued thereon in addition to heavy penalties that may be imposed. Because the Company may engage in financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, the Company could lose its interest in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments.

In addition to leveraging the Company investments, the Company may borrow funds in its own name for various purposes and may withhold or apply from distributions amounts necessary to repay such borrowings. The interest expense and such other costs incurred in connection with such borrowings may not be recovered by income from investments purchased by the Company. If investments fail to cover the cost of such borrowings, the value of the investments held by the Company would decrease faster than if there had been no such borrowings. Additionally, if the investments fail to perform to expectation, the interests of investors in the Company could be subordinated to such leverage, which will compound any such adverse consequences.

Future Acquisitions or Dispositions

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; and (v) loss or reduction of control over certain of the Company’s assets. Additionally, the Company may issue additional SVS in material amounts which would dilute the current shareholders’ holding in the Company or indirect holdings in the Company.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Performance Not Indicative of Future Results

The prior investment and operational performance of the Company is not indicative of the future operating results of the Company. There can be no assurance that the historical operating results achieved by the Company or its affiliates will be achieved by the Company, and the Company’s performance may be materially different.

Financial Projections May Prove Materially Inaccurate or Incorrect

The Curaleaf or Company financial estimates, projections and other forward-looking information or statements included in this MD&A are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in this MD&A. Shareholders of the Company should inquire of the Company and become familiar with the assumptions underlying any estimates, projections or other forward-looking information or statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, the Company’s shareholders and prospective investors should not rely on any projections to indicate the actual results the Company might achieve.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors or officers of other companies. They also invest and may invest in businesses, including in the cannabis sector, that compete directly or indirectly with the Company or act as customers or suppliers of the Company. Some of the individuals that are directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act (British Columbia).

To the best of the Company's knowledge, other than as disclosed below and elsewhere in this MD&A, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that: (i) certain of the Company's or its subsidiaries' directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, and (ii) certain of the Company's or its subsidiaries' directors and officers have portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company.

The Company may be negatively impacted by challenging global economic conditions

The Company’s business, financial condition, results of operations and cash flow may be negatively impacted by challenging global economic conditions.

A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or it may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow.

Additionally, the U.S. has imposed and may impose additional quotas, duties, tariffs, retaliatory or trade protection measures or other restrictions or regulations and may adversely adjust prevailing quota, duty or tariff levels, which can affect both the materials that the Company uses to package its products and the sale of finished products. For example, the tariffs imposed by the U.S. on materials from China are impacting materials that the Company imports for use in packaging in the U.S. Measures to reduce the impact of tariff increases or trade restrictions, including geographical diversification of the Company’s sources of supply, adjustments in packaging design and fabrication or increased prices, could increase its costs, delay its time to market and/or decrease sales. Other governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for the Company’s products and its costs, customers, suppliers and global economic conditions and cause higher volatility in financial markets. While the Company reviews existing and proposed measures to seek to assess the impact of them on its business, changes in tariff rates, import duties and other new or augmented trade restrictions could have a number of negative impacts on its business, including higher consumer prices and reduced demand for its products and higher input costs.

Future disruptions and volatility in global financial markets and declining consumer and business confidence, including as a result of COVID-19, could lead to decreased levels of consumer spending. The Company's operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and spending and, consequently, impact the Company's sales and profitability. These macroeconomic developments could negatively impact the Company's business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets and adverse global economic conditions. Any general or market- specific economic downturn could have a material adverse effect on the Company's business, financial condition, results of operations, and cashflow.

Tax Risks

Change in tax law

There can be no assurance that the Canadian, European, and U.S. federal income tax treatment of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to the Company or shareholders.

Application of Section 280 of the Code

Section 280E of the Code, as amended prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the CSA). The IRS has invoked Section 280E in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to cannabis businesses. Given these facts, the impact of any such challenge cannot be reliably estimated; however, it may be significant to the financial condition and/or the overall operations of the Company.

Dividends on the SVS may be subject to Canadian and/or United States withholding tax

It is unlikely that the Company will pay any dividends on the SVS in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purposes of the Income Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-U.S. tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Internal Revenue Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty. These dividends may, however, qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

There can be no assurance that the Company will be able to make returns to shareholders in a tax efficient manner

The Company will endeavor to establish a tax efficient structure for its operations. The Company has made certain assumptions regarding taxation as part of this planning and existing work to structure the business. However, if these assumptions are not correct, taxes may be imposed with respect to the Company’s assets, or the Company may be subject to tax on its income, profits, gains or distributions (either on a liquidation and dissolution or otherwise) in a particular jurisdiction or jurisdictions in excess of taxes that were anticipated. This could alter the post-tax returns for Shareholders (or shareholders in certain jurisdictions). Any change in laws or tax authority practices could also adversely affect any post-tax returns of capital to shareholders or payments of dividends (if any, which the Company does not envisage the payment of, at least in the short to medium term). In addition, the Company may incur costs in taking steps to mitigate any such adverse effect on the post-tax returns for shareholders.